Exhibit 99.2

KB Financial Group Inc.

Separate Interim Financial Statements

September 30, 2023 and 2022

(Unaudited)

KB Financial Group Inc.

Report on Review of Condensed Separate Interim Financial Statements

(English Translation of a Report Originally Issued in Korean)

To the Shareholders and the Board of Directors of

KB Financial Group Inc.

Reviewed Financial Statements

We have reviewed the accompanying condensed separate interim financial statements of KB Financial Group Inc. (the “Company”). These condensed separate interim financial statements consist of the separate interim statement of financial position of the Company as of September 30, 2023 and the related separate interim statements of comprehensive income for the three-month and nine-month period ended September 30, 2023, changes in equity and cash flows for the nine-month period ended September 30, 2023, and material accounting policies and other selected explanatory notes, expressed in Korean Won.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and presentation of these condensed separate interim financial statements in accordance with International Financial Reporting Standards as adopted by the Republic of Korea (“Korean IFRS”) No.1034 Interim Financial Reporting, and for such internal control as management determines is necessary to enable the preparation of condensed separate interim financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to issue a report on these condensed separate interim financial statements based on our review.

We conducted our review in accordance with quarterly or semi-annual review standards established by the Securities and Futures Commission of the Republic of Korea. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Korean Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe the accompanying condensed separate interim financial statements are not prepared, in all material respects, in accordance with Korean IFRS 1034 Interim Financial Reporting.

Other Matters

The separate interim statements of comprehensive income for the three-month and nine-month period ended September 30, 2022, changes in equity and cash flows for the nine-month period ended on September 30, 2022, presented herein for comparative purposes, were reviewed by another auditor who expressed their review conclusion that nothing has come to their attention that causes them to believe the condensed separate interim financial statements do not present fairly, in all material respects, in accordance with Korean IFRS No. 1034 Interim Financial Reporting on November 14, 2022.

The separate statement of financial position as of December 31, 2022, and the separate statements of comprehensive income, changes in equity and cash flows for the year then ended, not presented herein, were audited by another auditor who expressed an unqualified opinion on those statements on March 7, 2023. The separate statement of financial position as of December 31, 2022, presented herein for comparative purposes, is consistent, in all material respects, with the above audited statement of financial position as of December 31, 2022.

Review standards and their application in practice vary among countries. The procedures and practices used in the Republic of Korea to review such financial statements may differ from those generally accepted and applied in other countries.

/s/ Samil PricewaterhouseCoopers

Seoul, Korea
November 14, 2023

This report is effective as of November 14, 2023, the review report date. Certain subsequent events or circumstances, which may occur between the review report date and the time of reading this report, could have a material impact on the accompanying condensed separate interim financial statements and notes thereto. Accordingly, the readers of the review report should understand that there is a possibility that the above review report may have to be revised to reflect the impact of such subsequent events or circumstances, if any.

KB Financial Group Inc.

Separate Interim Statements of Financial Position

September 30, 2023 and December 31, 2022

(In millions of Korean won)

	Notes	September 30, 2023 (Unaudited)		December 31, 2022
Assets
Cash and due from financial institutions	4,5,6,23	~~W~~	719,003	~~W~~	351,056
Financial assets at fair value through profit or loss	4,5,7		1,545,554		1,522,314
Loans measured at amortized cost	4,5,8		608,603		522,326
Investments in subsidiaries	9		26,717,817		26,741,438
Property and equipment			3,592		3,552
Intangible assets			16,029		16,752
Net defined benefit assets	13		3,052		4,288
Deferred income tax assets	10		12,544		19,904
Other assets	4,5		672,509		1,272,197

Total assets		~~W~~	30,298,703	~~W~~	30,453,827

Liabilities
Borrowings	4,5,11		100,000		—
Debentures	4,5,12		4,050,636		4,956,949
Current income tax liabilities			271,970		926,573
Other liabilities	4,5		392,128		338,489

Total liabilities			4,814,734		6,222,011

Equity	14
Share capital			2,090,558		2,090,558
Hybrid securities			5,032,518		4,433,981
Capital surplus			14,749,200		14,754,747
Accumulated other comprehensive loss			(5,885)		(5,847)
Retained earnings			4,585,365		3,794,565
Treasury shares			(967,787)		(836,188)

Total equity			25,483,969		24,231,816

Total liabilities and equity		~~W~~	30,298,703	~~W~~	30,453,827

The above separate interim statements of financial position should be read in conjunction with the accompanying notes.

KB Financial Group Inc.

Separate Interim Statements of Comprehensive Income

Three-Month and Nine-Month Periods Ended September 30, 2023 and 2022

(In millions of Korean won, except per share amounts)

	Notes	2023 (Unaudited)				2022 (Unaudited)
		Three months		Nine months		Three months		Nine months
Interest income		~~W~~	9,233	~~W~~	27,382	~~W~~	4,921	~~W~~	12,406
Interest income from financial instruments at amortized cost			8,537		24,888		4,249		10,414
Interest income from financial instruments at fair value through profit or loss			696		2,494		672		1,992
Interest expense			(24,458)		(76,041)		(29,359)		(83,951)

Net interest expense	16		(15,225)		(48,659)		(24,438)		(71,545)

Fee and commission income			407		1,188		417		1,576
Fee and commission expense			(2,546)		(7,663)		(1,380)		(6,674)

Net fee and commission expense	17		(2,139)		(6,475)		(963)		(5,098)

Net gains (losses) on financial instruments at fair value through profit or loss	18		9,818		61,488		(230)		(17,090)

Net other operating income	19		—		2,192,380		200,000		1,871,224

General and administrative expenses	20		(23,055)		(68,936)		(21,428)		(63,074)

Operating income (loss) before provision for credit losses			(30,601)		2,129,798		152,941		1,714,417
Provision for credit losses			(223)		(230)		(209)		(211)

Net operating income (loss)			(30,824)		2,129,568		152,732		1,714,206
Net non-operating income (expenses)			42		4,448		988		553

Profit (loss) before income tax benefit			(30,782)		2,134,016		153,720		1,714,759
Income tax benefit	21		948		(7,373)		4,216		12,860

Profit (loss) for the period			(29,834)		2,126,643		157,936		1,727,619

Items that will not be reclassified to profit or loss:
Remeasurements of net defined benefit liabilities			(63)		(38)		(74)		(355)

Other comprehensive loss for the period, net of tax			(63)		(38)		(74)		(355)

Total comprehensive income (loss) for the period		~~W~~	(29,897)	~~W~~	2,126,605	~~W~~	157,862	~~W~~	1,727,264

Earnings (loss) per share	22
Basic earnings (loss) per share		~~W~~	(203)	~~W~~	5,164	~~W~~	317	~~W~~	4,214
Diluted earnings (loss) per share			(197)		5,050		311		4,120

The above separate interim statements of comprehensive income should be read in conjunction with the accompanying notes.

KB Financial Group Inc.

Separate Interim Statements of Changes in Equity

Nine-Month Periods Ended September 30, 2023 and 2022

(In millions of Korean won)	Share capital		Hybrid securities		Capital surplus		Accumulated other comprehensive income		Retained earnings		Treasury shares		Total equity
Balance as of January 1, 2022	~~W~~	2,090,558	~~W~~	2,837,981	~~W~~	14,754,747	~~W~~	(8,330)	~~W~~	3,974,206	~~W~~	(1,136,188)	~~W~~	22,512,974

Comprehensive income for the period
Profit for the period		—		—		—		—		1,727,619		—		1,727,619
Remeasurements of net defined benefit liabilities		—		—		—		(355)		—		—		(355)

Total comprehensive income for the period		—		—		—		(355)		1,727,619		—		1,727,264

Transactions with shareholders
Annual dividends		—		—		—		—		(853,299)		—		(853,299)
Quarterly dividends		—		—		—		—		(389,634)		—		(389,634)
Retirement of treasury shares		—		—		—		—		(300,000)		300,000		—
Issuance of hybrid securities		—		1,596,000		—		—		—		—		1,596,000
Dividends on hybrid securities		—		—		—		—		(85,698)		—		(85,698)

Total transactions with shareholders		—		1,596,000		—		—		(1,628,631)		300,000		267,369

Balance as of September 30, 2022 (Unaudited)	~~W~~	2,090,558	~~W~~	4,433,981	~~W~~	14,754,747	~~W~~	(8,685)	~~W~~	4,073,194	~~W~~	(836,188)	~~W~~	24,507,607

Balance as of January 1, 2023	~~W~~	2,090,558	~~W~~	4,433,981	~~W~~	14,754,747	~~W~~	(5,847)	~~W~~	3,794,565	~~W~~	(836,188)	~~W~~	24,231,816

Comprehensive income for the period
Profit for the period		—		—		—		—		2,126,643		—		2,126,643
Remeasurements of net defined benefit liabilities		—		—		—		(38)		—		—		(38)

Total comprehensive income for the period		—		—		—		(38)		2,126,643		—		2,126,605

Transactions with shareholders
Annual dividends		—		—		—		—		(564,970)		—		(564,970)
Quarterly dividends		—		—		—		—		(391,933)		—		(391,933)
Acquisition of treasury shares		—		—		—		—		—		(373,695)		(373,695)
Retirement of treasury shares		—		—		—		—		(242,096)		242,096		—
Issuance of hybrid securities		—		598,537		—		—		—		—		598,537
Dividends on hybrid securities		—		—		—		—		(136,844)		—		(136,844)
Others		—		—		(5,547)		—		—		—		(5,547)

Total transactions with shareholders		—		598,537		(5,547)		—		(1,335,843)		(131,599)		(874,452)

Balance as of September 30, 2023 (Unaudited)	~~W~~	2,090,558	~~W~~	5,032,518	~~W~~	14,749,200	~~W~~	(5,885)	~~W~~	4,585,365	~~W~~	(967,787)	~~W~~	25,483,969

The above separate interim statements of changes in equity should be read in conjunction with the accompanying notes.

KB Financial Group Inc.

Separate Interim Statements of Cash Flows

Nine-Month Periods Ended September 30, 2023 and 2022

(In millions of Korean won)

	Notes	2023 (Unaudited)		2022 (Unaudited)
Cash flows from operating activities
Profit for the period		~~W~~	2,126,643	~~W~~	1,727,619

Adjustment for non-cash items
Depreciation and amortization expense			4,071		4,486
Reversal of provision for credit losses			230		211
Share-based payments			7,020		2,282
Net interest expense			2,765		2,477
Valuation losses (gains) on financial assets at fair value through profit or loss			(22,024)		41,846
Disposal gains of subsidiaries			(3,917)		—
Other expenses			1,251		1,633

			(10,604)		52,935

Changes in operating assets and liabilities
Due from financial institutions			(20,000)		(30,000)
Deferred income tax assets			7,373		(12,860)
Other assets			(13,537)		385,648
Other liabilities			5,942		(578,875)

			(20,222)		(236,087)

Net cash inflow from operating activities			2,095,817		1,544,467

Cash flows from investing activities
Acquisition of financial assets at fair value through profit or loss			(300,000)		(830,000)
Disposal of financial assets at fair value through profit of loss			300,000		—
Disposal of subsidiaries			27,539		—
Acquisition of loans measured at amortized cost			(86,500)		(60,000)
Acquisition of property and equipment			(184)		(1,425)
Acquisition of intangible assets			(2,621)		(965)
Disposal of intangible assets			1,234		20
Net decrease (increase) in guarantee deposits paid			(7,719)		(2,325)
Other investing activities			(395)		(824)

Net cash inflow (outflow) from investing activities			(68,646)		(895,519)

Cash flows from financing activities
Decrease in borrowings			100,000		—
Increase in debentures			109		498,898
Decrease in debentures			(910,000)		(1,020,000)
Dividends paid to shareholders			(956,903)		(1,242,933)
Redemption of principal elements of lease payments			(428)		(396)
Acquisition of treasury shares			(373,695)		—
Issuance of hybrid securities			598,537		1,596,000
Dividends paid on hybrid securities			(136,844)		(85,698)

Net cash inflow (outflow) from financing activities			(1,679,224)		(254,129)

Net increase in cash and cash equivalents			347,947		394,819
Cash and cash equivalents at the beginning of the period	23		231,053		518,073

Cash and cash equivalents at the end of the period	23	~~W~~	579,000	~~W~~	912,892

The above condensed separate interim statements of cash flows should be read in conjunction with the accompanying notes.

KB Financial Group Inc.

Notes to the Separate Interim Financial Statements

September 30, 2023 and 2022 (Unaudited), and December 31, 2022

1. The Company

KB Financial Group Inc. (the “Company”), in accordance with Financial Holding Companies Act, was established on September 29, 2008, through stock transfers with the former shareholders of Kookmin Bank, KB Investment & Securities Co., Ltd., KB Asset Management Co., Ltd., KB Real Estate Trust Co., Ltd., KB Investment Co., Ltd., KB Futures Co., Ltd., KB Credit Information Co., Ltd., and KB Data Systems Co., Ltd., and the Company’s main business purpose is to control subsidiaries that engage in the financial business or subsidiaries closely related to the financial business through the stock ownership. The headquarter is located at 26, Gukjegeumyung-ro 8-gil, Yeongdeungpo-gu, Seoul. The Company’s share capital as of September 30, 2023, is ~~W~~ 2,090,558 million. In 2011, Kookmin Bank spun off its credit card business segment and established a new separate credit card company, KB Kookmin Card Co., Ltd., and KB Investment & Securities Co., Ltd. merged with KB Futures Co., Ltd. The Company established KB Savings Bank Co., Ltd. in January 2012, acquired Yehansoul Savings Bank Co., Ltd. in September 2013, and KB Savings Bank Co., Ltd. merged with Yehansoul Savings Bank Co., Ltd. in January 2014. In March 2014, the Company acquired Woori Financial Co., Ltd. and changed the name to KB Capital Co., Ltd. Meanwhile, the Company included LIG Insurance Co., Ltd. as an associate and changed the name to KB Insurance Co., Ltd. in June 2015, and KB Insurance Co., Ltd. became one of the subsidiaries through a tender offer in May 2017. Also, the Company included Hyundai Securities Co., Ltd. as an associate in June 2016 and included as a subsidiary in October 2016 by comprehensive exchange of shares. Hyundai Securities Co., Ltd. merged with KB Investment & Securities Co., Ltd. in December 2016 and changed its name to KB Securities Co., Ltd. in January 2017. In August 2020, the Group acquired Prudential Life Insurance Company of Korea Ltd. which was classified as a subsidiary and the name was changed to KB Life Insurance Co., Ltd. in December 2022. Then in January 2023, it merged with another existing KB Life Insurance Co., Ltd. The Company sold 100% shares of KB Credit Information Co., Ltd. to KB Kookmin Card Co., Ltd. on June 30, 2023.

The Company has been listed on the Korea Exchange (“KRX”) since October 10, 2008, and on the New York Stock Exchange (“NYSE”) for its American Depositary Shares (“ADS”) since September 29, 2008. Number of shares authorized on its Articles of Incorporation is 1,000 million.

KB Financial Group Inc.

Notes to the Separate Interim Financial Statements

September 30, 2023 and 2022 (Unaudited), and December 31, 2022

2. Basis of Preparation

2.1 Application of Korean IFRS

The Company maintains its accounting records in Korean won and prepares statutory financial statements in the Korean language in accordance with International Financial Reporting Standards as adopted by the Republic of Korea (“Korean IFRS”). The accompanying separate financial statements have been translated into English from the Korean language separate financial statements.

The separate financial statements of the Company have been prepared in accordance with Korean IFRS. Korean IFRS are the standards and related interpretations issued by the International Accounting Standards Board (“IASB”) that have been adopted by the Republic of Korea.

The preparation of separate financial statements requires the use of certain critical accounting estimates. Management also needs to exercise judgment in applying the Company’s accounting policies. The areas that require a more complex and higher level of judgment or areas that require significant assumptions and estimations are disclosed in Note 2.4.

The separate financial statements have been prepared in accordance with Korean IFRS No.1027 Separate Financial Statements.

The Company’s condensed separate interim financial statements for the nine-month period ended September 30, 2023, have been prepared in accordance with Korean IFRS No.1034 Interim Financial Reporting and contain less information than is required in annual separate financial statements. Selected explanatory notes include descriptions of transactions or events that are significant in understanding change in financial position and financial performance of the Company since the end of the previous annual reporting period. These condensed separate interim financial statements have been prepared in accordance with Korean IFRS which is effective or early adopted as of September 30, 2023.

2.1.1 The Company has applied the following new and amended standards for the first time for its annual reporting period commencing January 1, 2023.

•	Issuance of Korean IFRS No.1117 Insurance Contracts

Korean IFRS No.1117 Insurance Contracts replaced Korean IFRS No.1104 Insurance Contracts. This standard requires an entity to estimate future cash flows of an insurance contract and measure insurance liabilities using discount rates applied with assumptions and risks at the measurement date and recognize insurance revenue on an accrual basis including services (insurance coverage) provided to the policyholder by each annual reporting period. In addition, investment components (refunds due to termination and maturity) repaid to a policyholder even if an insured event does not occur, are excluded from insurance revenue. These amendments do not have a significant impact on the financial statements.

•	Amendments to Korean IFRS No.1001 Presentation of Financial Statements – Accounting Policy Disclosure

The amendments require an entity to define and disclose their material accounting policy information. IFRS Practice Statement 2 Making Materiality Judgements was amended to explain and demonstrate how to apply the concept of materiality. These amendments do not have a significant impact on the financial statements.

KB Financial Group Inc.

Notes to the Separate Interim Financial Statements

September 30, 2023 and 2022 (Unaudited), and December 31, 2022

2.1.1 The Company has applied the following new and amended standards for the first time for its annual reporting period commencing January 1, 2023. (cont’d)

•	Amendments to Korean IFRS No.1008 Accounting Policies, Changes in Accounting Estimates and Errors – Definition of Accounting Estimates

The amendments introduce the definition of accounting estimates and clarify how to distinguish changes in accounting estimates from changes in accounting policies. These amendments do not have a significant impact on the financial statements.

•	Amendments to Korean IFRS No.1012 Income Taxes – Deferred Tax Related to Assets and Liabilities Arising from a Single Transaction

The amendments narrow the scope of the deferred tax recognition exemption so that it no longer applies to transactions that, on initial recognition, give rise to equal taxable and deductible temporary differences. These amendments do not have a significant impact on the financial statements.

•	Amendments to Korean IFRS No.1001 Presentation of Financial Statements – Disclosure of gains or losses on valuation of financial liabilities subject to exercise price adjustment conditions

The amendments require disclosures about gains or losses on valuation occurred for the reporting period (but are limited to those included in profit or loss) for the conversion options or warrants (or financial liabilities with warrants), if all or part of the financial instrument whose exercise price is adjusted due to the issuers’ stock price fluctuations, are classified as financial liabilities according to paragraph 11 of Korean IFRS No.1032 Financial Instruments: Presentation. These amendments do not have a significant impact on the financial statements.

2.1.2 The following are the accounting standards that have been established or announced but have not yet been implemented, which the Group has not applied

•	Amendment of Korean IFRS No.1001 “Presentation of Financial Statements” – Classification of Liabilities into Current and Non-Current

Liabilities are classified as current or non-current based on their substantive rights existing at the end of the reporting period, without considering the possibility of exercising the right to delay the payment or the management’s expectations. Also, if the transfer of equity instruments is included in the payment of liabilities, it is excluded if the option to pay with equity instruments is recognized separately from the liability in a compound financial instrument and meets the definition of equity instruments. This amendment will be applied to the financial statements for the accounting year beginning on or after January 1, 2024. The Company expects that this amendment will not have a significant impact on the financial statements.

KB Financial Group Inc.

Notes to the Separate Interim Financial Statements

September 30, 2023 and 2022 (Unaudited), and December 31, 2022

2.2 Measurement Basis

The separate financial statements have been prepared under the historical cost convention unless otherwise specified.

2.3 Functional and Presentation Currency

Items included in the separate financial statements of the Company are measured using the currency of the primary economic environment in which the Company operates (“functional currency”). The separate financial statements are presented in Korean won, which is the Company’s functional and presentation currency.

2.4 Critical Accounting Estimates

The Company applies accounting policies and uses judgements, accounting estimates, and assumptions that may have a significant impact on the assets (liabilities) and incomes (expenses) in preparing the separate financial statements. Management’s estimates of outcomes may differ from actual outcomes if management’s estimates and assumptions based on management’s best judgment are different from the actual environment.

Estimates and underlying assumptions are continually evaluated, and changes in accounting estimates are recognized in the period in which the estimates are changed and in any future periods affected.

Uncertainties in estimates and assumptions with significant risks used in the preparation of these condensed separate interim financial statements are the same as 2022 financial statements, except for the method of estimating income tax expense.

3. Material Accounting Policies

The material accounting policies and calculation methods applied in the preparation of these condensed separate interim financial statements are the same as those applied to the separate financial statements for the year ended December 31, 2022, except for the impact of changes due to adopting new and amended standards and interpretations described in Note 2.1 and below paragraph.

Income tax expense for the interim period is measured applying the expected average annual income tax rate applicable on expected total annual income.

KB Financial Group Inc.

Notes to the Separate Interim Financial Statements

September 30, 2023 and 2022 (Unaudited), and December 31, 2022

4. Financial Risk Management

4.1 Summary

4.1.1 Overview of financial risk management policy

The financial risks that the Company is exposed to are credit risk, market risk, liquidity risk, operational risk and others.

This note regarding financial risk management provides information about the risks that the Company is exposed to and about its objectives, policies, risk assessment and management procedures, and capital management. Additional quantitative information is disclosed throughout the separate financial statements.

The Company’s risk management system focuses on efficiently supporting long-term strategy and management decisions of the Company by increasing risk transparency, preventing risk transfer between subsidiaries and preemptive response to rapidly changing financial environments. Credit risk, market risk, liquidity risk, operational risk, interest rate risk, insurance risk, credit concentration risk, strategy risk, and reputation risk are recognized as significant risks.

4.1.2 Risk management organization

4.1.2.1 Risk Management Committee

The Risk Management Committee, as the ultimate decision-making body, deals with risk-related issues, such as establishing risk management strategies in accordance with the strategic direction determined by the board of directors, determining the affordable level of risk appetite, reviewing the level of risk and the status of risk management activities, approving the application of risk management systems, methodologies, and major improvements, and establishing and approving risk management policies and procedures to timely recognize, measure, monitor, and control risks arising from various transactions by the Company and subsidiaries (the “Group”).

4.1.2.2 Risk Management Council

The Risk Management Council is responsible for consulting on matters delegated by the Risk Management Committee and requests for review by the Group Management Executive Committee, consulting on details of each subsidiary’s risk management policies and procedures, monitoring the Group’s risk management status, and establishing and implementing necessary measures.

4.1.2.3 Risk Management Department

The Risk Management Department performs the Company’s risk management detailed policies, procedures, and business processes, and is responsible for calculating the Group’s risk-weighted assets, monitoring and managing internal capital limits.

KB Financial Group Inc.

Notes to the Separate Interim Financial Statements

September 30, 2023 and 2022 (Unaudited), and December 31, 2022

4.2 Credit Risk

4.2.1 Overview of credit risk

Credit risk is the risk of loss from the portfolio of assets held due to the counterparty’s default, breach of contract, and deterioration of credit quality. For risk management purposes, the Company considers default risk of individual borrowers.

4.2.2 Credit risk management

The Company measures the expected losses of assets subject to credit risk management and uses them as a management indicator.

4.2.3 Maximum exposure to credit risk

The Company’s maximum exposures to credit risk without consideration of collateral values in relation to financial instruments other than equity securities as of September 30, 2023 and December 31, 2022, are as follows:

(In millions of Korean won)	September 30, 2023		December 31, 2022
Due from financial institutions	~~W~~	719,003	~~W~~	351,056
Loans measured at amortized cost *		608,603		522,326
Loans measured at fair value through profit or loss		45,526		343,525
Other financial assets *		67,252		44,841

	~~W~~	1,440,384	~~W~~	1,261,748

*	After netting of allowance

4.2.4 Credit risk of loans

The Company maintains allowances for loan losses associated with credit risk of loans to manage its credit risk.

The Company assesses expected credit losses and recognizes loss allowances of financial assets at amortized cost and financial asset at fair value through other comprehensive income. Financial assets at fair value through profit or loss are excluded. Expected credit losses are a probability-weighted estimate of possible credit losses occurring in a certain range by reflecting reasonable and supportable information that is reasonably available at the end of the reporting period without undue cost or effort, including information about past events, current conditions, and forecasts of future economic conditions. The Company measures the expected credit losses on loans classified as financial assets at amortized cost, by deducting allowances for credit losses. The expected credit losses of loans classified as financial assets at fair value through other comprehensive income are presented in other comprehensive income in the financial statements.

KB Financial Group Inc.

Notes to the Separate Interim Financial Statements

September 30, 2023 and 2022 (Unaudited), and December 31, 2022

4.2.4 Credit risk of loans (cont’d)

Credit qualities of loans measured at amortized cost as of September 30, 2023 and December 31 2022, are classified as follows:

(In millions of Korean won)

September 30, 2023
	12-month expected credit losses		Lifetime expected credit losses				Not applying expected credit losses		Total
			Non-impaired		Impaired
Loans measured at amortized cost *
Corporate
Grade 1	~~W~~	610,000	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	610,000
Grade 2		—		—		—		—		—
Grade 3		—		—		—		—		—
Grade 4		—		—		—		—		—
Grade 5		—		—		—		—		—

	~~W~~	610,000	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	610,000

(In millions of Korean won)

December 31, 2022
	12-month expected credit losses		Lifetime expected credit losses				Not applying expected credit losses		Total
			Non-impaired		Impaired
Loans measured at amortized cost *
Corporate
Grade 1	~~W~~	523,500	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	523,500
Grade 2		—		—		—		—		—
Grade 3		—		—		—		—		—
Grade 4		—		—		—		—		—
Grade 5		—		—		—		—		—

	~~W~~	523,500	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	523,500

*	Before netting of allowance

Credit qualities of loans graded according to the probability of default as September 30, 2023 and December 31 2022, are as follows:

Range of probability of default (%)
Grade 1	0.0 ~ 1.0
Grade 2	1.0 ~ 5.0
Grade 3	5.0 ~ 15.0
Grade 4	15.0 ~ 30.0
Grade 5	30.0 ~

KB Financial Group Inc.

Notes to the Separate Interim Financial Statements

September 30, 2023 and 2022 (Unaudited), and December 31, 2022

4.2.5 Credit risk of due from financial institutions

Credit qualities of due from financial institutions as of September 30, 2023 and December 31 2022, are as follows:

(In millions of Korean won)

September 30, 2023
	12-month expected credit losses		Lifetime expected credit losses				Not applying expected credit losses		Total
			Non-impaired		Impaired
Due from financial institutions measured at amortized cost
Grade 1	~~W~~	719,003	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	719,003
Grade 2		—		—		—		—		—
Grade 3		—		—		—		—		—
Grade 4		—		—		—		—		—
Grade 5		—		—		—		—		—

	~~W~~	719,003	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	719,003

(In millions of Korean won)

December 31, 2022
	12-month expected credit losses		Lifetime expected credit losses				Not applying expected credit losses		Total
			Non-impaired		Impaired
Due from financial institutions measured at amortized cost
Grade 1	~~W~~	351,056	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	351,056
Grade 2		—		—		—		—		—
Grade 3		—		—		—		—		—
Grade 4		—		—		—		—		—
Grade 5		—		—		—		—		—

	~~W~~	351,056	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	351,056

KB Financial Group Inc.

Notes to the Separate Interim Financial Statements

September 30, 2023 and 2022 (Unaudited), and December 31, 2022

4.2.6 Credit risk concentration analysis

4.2.6.1 Classifications of corporate loans by industry as of September 30, 2023 and December 31, 2022, are as follows:

(In millions of Korean won)	September 30, 2023
	Corporate loans*		%	Allowances		Carrying amount
Financial institutions	~~W~~	655,526	100.00	~~W~~	(1,397)	~~W~~	654,129

(In millions of Korean won)	December 31, 2022
	Corporate loans*		%	Allowances		Carrying amount
Financial institutions	~~W~~	867,025	100.00	~~W~~	(1,174)	~~W~~	865,851

* Amount includes loans measured at fair value through profit or loss and amortized cost.

4.2.6.2 Classifications of due from financial institutions by industry as of September 30, 2023 and December 31 2022, are as follows:

(In millions of Korean won)	September 30, 2023
	Amount		%	Allowances		Carrying amount
Due from financial institutions measured at amortized cost
Financial institutions	~~W~~	719,003	100.00	~~W~~	—	~~W~~	719,003

(In millions of Korean won)	December 31, 2022
	Amount		%	Allowances		Carrying amount
Due from financial institutions measured at amortized cost
Financial institutions	~~W~~	351,056	100.00	~~W~~	—	~~W~~	351,056

KB Financial Group Inc.

Notes to the Separate Interim Financial Statements

September 30, 2023 and 2022 (Unaudited), and December 31, 2022

4.3 Liquidity Risk

4.3.1 Overview of liquidity risk

Liquidity risk is a risk that the Company becomes insolvent due to the mismatch between the inflow and outflow of funds, unexpected cash outflows, or a risk of loss due to financing funds at a high interest rate or disposing of securities at an unfavorable price due to lack of available funds. The Company manages its liquidity risk through analysis of the contractual maturity of all financial assets and liabilities and discloses in six categories such as on demand, less than one month, between one month to three months, between three months to one year, between one year to five years, and over five years.

4.3.2. Liquidity risk management

The liquidity risk is managed by risk management policies and liquidity risk management guidelines set forth in these policies that apply to all risk management policies and procedures that may arise throughout the overall business of the Company.

4.3.3. Analysis of remaining contractual maturity of financial liabilities

The cash flows disclosed in the maturity analysis are undiscounted contractual amounts including principal and future interest payments; as such, amounts in the table below do not match with those in the statements of financial position which are based on discounted cash flows. The future interest payments for floating-rate liabilities are calculated on the assumption that the current interest rate is the same until maturity.

Remaining contractual maturity of financial liabilities as of September 30, 2023 and December 31 2022, are as follows:

(In millions of Korean won)	September 30, 2023
	On Demand		Up to 1 month		1-3 months		3-12 months		1-5 years		Over 5 years		Total
Financial liabilities
Borrowings	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	100,000	~~W~~	—	~~W~~	—	~~W~~	100,000
Debentures		—		123,830		78,424		983,039		2,040,195		1,121,210		4,346,698
Lease liabilities		—		53		93		271		267		—		684
Other financial liabilities		—		14,001		17,197		—		—		—		31,198

	~~W~~	—	~~W~~	137,884	~~W~~	95,714	~~W~~	1,083,310	~~W~~	2,040,462	~~W~~	1,121,210	~~W~~	4,478,580

(In millions of Korean won)	December 31, 2022
	On Demand		Up to 1 month		1-3 months		3-12 months		1-5 years		Over 5 years		Total
Financial liabilities
Debentures	~~W~~	—	~~W~~	275,723	~~W~~	160,712	~~W~~	756,380	~~W~~	2,863,695	~~W~~	1,330,748	~~W~~	5,387,258
Lease liabilities		—		49		88		381		330		—		848
Other financial liabilities		—		1,620		—		—		—		—		1,620

	~~W~~	—	~~W~~	277,392	~~W~~	160,800	~~W~~	756,761	~~W~~	2,864,025	~~W~~	1,330,748	~~W~~	5,389,726

KB Financial Group Inc.

Notes to the Separate Interim Financial Statements

September 30, 2023 and 2022 (Unaudited), and December 31, 2022

4.4 Market Risk

4.4.1 Concept

Market risk refers to risks that can result in losses due to changes in market factors such as interest rate, stock price, and foreign exchange rate, etc. The Company manages the market risks by dividing them into those arising from the trading position and those arising from the non-trading position.

4.4.2 Trading position

In accordance with Financial Holding Companies Act, the Company’s main business is to control financial companies or companies closely related to the financial service. And the Company cannot perform any other business other than managing activities as a holding company, therefore there is no risk of trading position.

4.4.3 Non-trading position

Non-trading position refers to the part except trading position, and the main risk the Company is managing is interest rate risk.

4.4.3.1 Definition of interest rate risk

Interest rate risk refers to the risk of changes in the value (fair value) of the items in the statement of financial position due to changes in interest rate and the risk of changes in cash flows related to interest income and interest expense arising from investment and financing activities.

4.4.3.2 Observation method and management indicator on interest rate risk

The main objective of interest rate risk management is to protect the value changes from interest rate fluctuations. In addition to the Interest Rate Risk in the Banking Book (“IRRBB”) standard methodology required for disclosure, the Company applies the IRRBB methodology to measure and manage interest rate risk in a historical-simulation VaR method including interest rate volatility during the past financial crisis (FY2008-FY2009).

KB Financial Group Inc.

Notes to the Separate Interim Financial Statements

September 30, 2023 and 2022 (Unaudited), and December 31, 2022

5. Financial Assets and Financial Liabilities

5.1 Classification and Fair Value of Financial Instruments

5.1.1 Carrying amount and fair value of financial assets and liabilities by category as of September 30, 2023 and December 31, 2022, are as follows:

(In millions of Korean won)	September 30, 2023
	Carrying amount		Fair value
Financial assets
Financial assets at fair value through profit or loss
Hybrid securities	~~W~~	984,597	~~W~~	984,597
Beneficiary certificates		515,431		515,431
Loans		45,526		45,526
Financial assets at amortized cost
Due from financial institutions		719,003		719,003
Loans		608,603		608,603
Other financial assets		67,252		67,252

	~~W~~	2,940,412	~~W~~	2,940,412

Financial liabilities
Financial liabilities at amortized cost
Borrowings	~~W~~	100,000	~~W~~	100,000
Debentures		4,050,636		3,800,946
Other financial liabilities		40,138		40,138

	~~W~~	4,190,774	~~W~~	3,941,084

(In millions of Korean won)	December 31, 2022
	Carrying amount		Fair value
Financial assets
Financial assets at fair value through profit or loss
Hybrid securities	~~W~~	874,171	~~W~~	874,171
Beneficiary certificates		304,618		304,618
Loans		343,525		343,525
Financial assets at amortized cost
Due from financial institutions		351,056		351,056
Loans		522,326		522,326
Other financial assets		44,841		44,841

	~~W~~	2,440,537	~~W~~	2,440,537

Financial liabilities
Financial liabilities at amortized cost
Debentures	~~W~~	4,956,949	~~W~~	4,576,973
Other financial liabilities		13,331		13,331

	~~W~~	4,970,280	~~W~~	4,590,304

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. The Company discloses the fair value of each class of assets and liabilities in a way that permits it to be compared with its carrying amount at the end of each reporting period. The best evidence of fair value of financial instruments is quoted price in an active market.

KB Financial Group Inc.

Notes to the Separate Interim Financial Statements

September 30, 2023 and 2022 (Unaudited), and December 31, 2022

5.1.1 Carrying amount and fair value of financial assets and liabilities by category as of September 30, 2023 and December 31, 2022, are as follows: (cont’d)

Methods of determining fair value of financial instruments are as follows:

Cash and due from financial institutions	Fair value of cash is same as carrying amount. Carrying amount of demand deposit and settlement deposit is a reasonable approximation of fair value because these financial instruments do not have a fixed maturity and are receivable on demand. Fair value of general deposit is measured using Discounted Cash Flow (“DCF”) Model.

Securities	Fair value of financial instruments that are quoted in an active market is determined using the quoted prices. If there is no quoted price, fair value is determined using external professional valuation institutions. The institutions use one or more valuation techniques that are deemed appropriate considering the characteristics of the financial instruments among DCF Model, Imputed Market Value Model, Free Cash Flow to Equity Model, Dividend Discount Model, Risk Adjusted Discount Rate Method, and Net Asset Value Method.

Derivatives	Fair value of exchange traded derivatives is determined using quoted price in an active market, and fair value of OTC derivatives is determined using valuation techniques. The Company uses internally developed valuation models that are widely used by market participants to determine fair value of plain vanilla OTC derivatives including options, interest rate swaps, and currency swaps, based on observable market parameters. However, some complex financial instruments are valued using appropriate models developed from generally accepted market valuation models including the Finite Difference Method (“FDM”), and the MonteCarlo Simulation or valuation results from independent external professional valuation institution.

Loans measured at amortized cost	Fair value of loans is determined using DCF model discounting the expected cash flows, which are contractual cash flows adjusted by the expected prepayment rate, at an appropriate discount rate.

Borrowings	DCF model is used to determine the fair value of borrowings, but in the case of short-term maturity, carrying amount is a reasonable approximation of fair value.

Debentures	Fair value is determined by using valuation results of external professional valuation institutions, which are calculated using market inputs.

Other financial assets and other financial liabilities	Carrying amount is a reasonable approximation of fair value because other financial assets and other financial liabilities are temporary accounts used for other various transactions and their maturities are relatively short or not defined.

KB Financial Group Inc.

Notes to the Separate Interim Financial Statements

September 30, 2023 and 2022 (Unaudited), and December 31, 2022

5.1.2 Fair value hierarchy

The Company believes that valuation techniques used for measuring the fair value of financial instruments are reasonable and that the fair value recognized in the statements of financial position is appropriate. However, the fair value of the financial instruments recognized in the statements of financial position may be different if other valuation techniques or assumptions are used. Additionally, as there are a variety of valuation techniques and assumptions used in measuring fair value, it may be difficult to reasonably compare the fair value with that of other financial institutions.

The Company classifies and discloses fair value of the financial instruments into the three fair value levels as follows:

Level 1 :	The fair values are based on quoted prices (unadjusted) in active markets for identical assets or liabilities that the entity can access at the measurement date.

Level 2 :	The fair values are based on inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.

Level 3 :	The fair values are based on unobservable inputs for the asset or liability.

The fair value measurement is categorized in its entirety in the same level of the fair value hierarchy as the lowest level input that is significant to the entire measurement. If an observable input requires an adjustment using an unobservable input and that adjustment results in a significantly higher or lower fair value measurement, the resulting measurement would be categorized within Level 3 of the fair value hierarchy.

5.1.2.1 Fair value hierarchy of financial assets and liabilities at fair value in the statements of financial position

Fair value hierarchy of financial assets at fair value in the statements of financial position as of September 30, 2023 and December 31, 2022, are as follows:

(In millions of Korean won)	September 30, 2023
	Fair value hierarchy						Total
	Level 1		Level 2		Level 3
Financial assets
Financial assets at fair value through profit or loss:
Hybrid securities	~~W~~	—	~~W~~	—	~~W~~	984,597	~~W~~	984,597
Beneficiary certificates		—		515,431		—		515,431
Loans		—		45,526		—		45,526

	~~W~~	—	~~W~~	560,957	~~W~~	984,597	~~W~~	1,545,554

(In millions of Korean won)	December 31, 2022
	Fair value hierarchy						Total
	Level 1		Level 2		Level 3
Financial assets
Financial assets at fair value through profit or loss:
Hybrid securities	~~W~~	—	~~W~~	—	~~W~~	874,171	~~W~~	874,171
Beneficiary certificates		—		304,618		—		304,618
Loans		—		343,525		—		343,525

	~~W~~	—	~~W~~	648,143	~~W~~	874,171	~~W~~	1,522,314

KB Financial Group Inc.

Notes to the Separate Interim Financial Statements

September 30, 2023 and 2022 (Unaudited), and December 31, 2022

5.1.2.1 Fair value hierarchy of financial assets and liabilities at fair value in the statements of financial position (cont’d)

Valuation techniques and inputs of financial assets and liabilities classified as Level 2 and measured at fair value in the statements of financial position as of September 30, 2023 and December 31, 2022, are as follows:

(In millions of Korean won)	September 30, 2023
	Fair value		Valuation techniques	Inputs
Financial assets
Financial assets at fair value through profit or loss:
Beneficiary certificates	~~W~~	515,431	DCF model	Interest rate, Discount rate, etc.
Loans		45,526	DCF model	Interest rate, Discount rate, etc.

	~~W~~	560,957

(In millions of Korean won)	December 31, 2022
	Fair value		Valuation techniques	Inputs
Financial assets
Financial assets at fair value through profit or loss:
Beneficiary certificates	~~W~~	304,618	DCF model	Interest rate, Discount rate, etc.
Loans		343,525	DCF model	Interest rate, Discount rate, etc.

	~~W~~	648,143

5.1.2.2 Fair value hierarchy of financial assets and liabilities whose fair value is disclosed

Fair value hierarchy of financial assets and liabilities whose fair value is disclosed as of September 30, 2023 and December 31, 2022, are as follows:

(In millions of Korean won)	September 30, 2023
	Fair value hierarchy
	Level 1		Level 2		Level 3		Total
Financial assets
Cash and due from financial institutions [1]	~~W~~	—	~~W~~	719,003	~~W~~	—	~~W~~	719,003
Loans measured at amortized cost [2]		—		—		608,603		608,603
Other financial assets [3]		—		—		67,252		67,252

	~~W~~	—	~~W~~	719,003	~~W~~	675,855	~~W~~	1,394,858

Financial liabilities
Borrowings [4]	~~W~~	—	~~W~~	100,000	~~W~~	—	~~W~~	100,000
Debentures		—		3,800,946		—		3,800,946
Other financial liabilities [3]		—		—		40,138		40,138

	~~W~~	—	~~W~~	3,900,946	~~W~~	40,138	~~W~~	3,941,084

KB Financial Group Inc.

Notes to the Separate Interim Financial Statements

September 30, 2023 and 2022 (Unaudited), and December 31, 2022

5.1.2.2 Fair value hierarchy of financial assets and liabilities whose fair value is disclosed (cont’d)

(In millions of Korean won)	December 31, 2022
	Fair value hierarchy
	Level 1		Level 2		Level 3		Total
Financial assets
Cash and due from financial institutions [1]	~~W~~	—	~~W~~	351,056	~~W~~	—	~~W~~	351,056
Loans measured at amortized cost [2]		—		—		522,326		522,326
Other financial assets [3]		—		—		44,841		44,841

	~~W~~	—	~~W~~	351,056	~~W~~	567,167	~~W~~	918,223

Financial liabilities
Debentures	~~W~~	—	~~W~~	4,576,973	~~W~~	—	~~W~~	4,576,973
Other financial liabilities [3]		—		—		13,331		13,331

	~~W~~	—	~~W~~	4,576,973	~~W~~	13,331	~~W~~	4,590,304

[1]	For cash and due from financial institutions classified as level 2, carrying amount is a reasonable approximation of fair value.
[2]	Because loans measured at amortized cost classified as level 3 are loans with residual maturity of less than one year, carrying amounts are reasonable approximations of fair values.
[3]	For other financial assets and other financial liabilities classified as level 3, carrying amounts are reasonable approximations of fair values.
[4]	For borrowings classified as level 2, carrying amount is reasonable approximations of fair value.

Financial assets and liabilities whose carrying amount is a reasonable approximation of fair value, valuation techniques and inputs are not disclosed.

Valuation techniques and inputs of financial assets and liabilities classified as Level 2, and whose fair value is disclosed as of September 30, 2023 and December 31, 2022, are as follows:

(In millions of Korean won)	Fair value				Valuation techniques	Inputs
	September 30, 2023		December 31, 2022
Financial liabilities
Debentures	~~W~~	3,800,946	~~W~~	4,576,973	DCF model	Discount rate

5.2 Disclosure of Fair Value Hierarchy Level 3

5.2.1 Valuation policy and process of Level 3 fair value

The Company uses external, independent and qualified valuation service to determine the fair value of financial instruments at the end of every reporting period.

KB Financial Group Inc.

Notes to the Separate Interim Financial Statements

September 30, 2023 and 2022 (Unaudited), and December 31, 2022

5.2.2 Changes in fair value (Level 3) measured using valuation technique based on unobservable inputs in the market

5.2.2.1 Changes in financial instruments classified as Level 3 of the fair value hierarchy for the nine-month periods ended September 30, 2023 and 2022, are as follows:

(In millions of Korean won)	2023		2022
	Financial assets at fair value through profit or loss		Financial assets at fair value through profit or loss
Beginning	~~W~~	874,171	~~W~~	389,606
Total gains or losses:
- Profit or loss		10,426		(35,037)
- Other comprehensive income		—		—
Purchases		100,000		530,000
Sales		—		—
Issues		—		—
Settlements		—		—
Transfers into Level 3		—		—
Transfers out of Level 3		—		—

Ending	~~W~~	984,597	~~W~~	884,569

5.2.2.2 In relation to changes in financial instruments classified as Level 3 of the fair value hierarchy, total gains or losses recognized in profit or loss for the period, and total gains or losses recognized in profit or loss from financial instruments held at the end of the reporting period for the nine-month periods ended September 30, 2023 and 2022, are as follows:

(In millions of Korean won)	2023						2022
	Gains on financial instruments at fair value through profit or loss		Other operating income		Net interest income		Losses on financial instruments at fair value through profit or loss		Other operating income		Net interest income
Total gains (losses) included in profit or loss for the period	~~W~~	10,426	~~W~~	—	~~W~~	—	~~W~~	(35,037)	~~W~~	—	~~W~~	—
Total gains (losses) for the period included in profit or loss for financial instruments held at the end of the reporting period		10,426		—		—		(35,037)		—		—

KB Financial Group Inc.

Notes to the Separate Interim Financial Statements

September 30, 2023 and 2022 (Unaudited), and December 31, 2022

5.2.3 Sensitivity analysis of changes in unobservable inputs

5.2.3.1 Information about fair value measurements using unobservable inputs as of September 30, 2023 and December 31, 2022, are as follows:

(In millions of Korean won)	September 30, 2023
	Fair value		Valuation techniques	Inputs	Unobservable inputs	Range of unobservable inputs (%)	Relationship of unobservable inputs to fair value
Financial assets
Financial assets at fair value through profit or loss:
Hybrid securities	~~W~~	984,597	Hull and White Model, MonteCarlo Simulation	Matrix YTM, Additional spread by grade, Risk spread of company, Valid credit rating, Disclosed information of securities, Estimated volatility of Interest rate	Discount rate	5.07 ~ 7.16	The lower the discount rate, the higher the fair value
					Volatility of interest rate	0.67	The higher the volatility, the higher the fair value fluctuation

(In millions of Korean won)	December 31, 2022
	Fair value		Valuation techniques	Inputs	Unobservable inputs	Range of unobservable inputs (%)	Relationship of unobservable inputs to fair value
Financial assets
Financial assets at fair value through profit or loss:
Hybrid securities	~~W~~	874,171	Hull and White Model, MonteCarlo Simulation	Matrix YTM, Additional spread by grade, Risk spread of company, Valid credit rating, Disclosed information of securities, Estimated volatility of Interest rate	Discount rate	5.54 ~ 7.05	The lower the discount rate, the higher the fair value
					Volatility of interest rate	0.64	The higher the volatility, the higher the fair value fluctuation

KB Financial Group Inc.

Notes to the Separate Interim Financial Statements

September 30, 2023 and 2022 (Unaudited), and December 31, 2022

5.2.3.2 Sensitivity analysis of changes in unobservable inputs

Sensitivity analysis of financial instruments is performed to measure favorable and unfavorable changes in fair value of financial instruments which are affected by unobservable parameters, using a statistical technique. When the fair value is affected by more than one input parameter, the amounts represent the most favorable or most unfavorable outcome. There are hybrid securities whose fair value changes are recognized in profit or loss.

Results of the sensitivity analysis of changes in unobservable inputs as of September 30, 2023 and December 31, 2022, are as follows:

(In millions of Korean won)	September 30, 2023
	Profit or loss				Other comprehensive income or loss
	Favorable changes		Unfavorable changes		Favorable changes		Unfavorable changes
Financial assets
Financial assets at fair value through profit or loss:
Hybrid securities *	~~W~~	7,863	~~W~~	(7,677)	~~W~~	—	~~W~~	—

*	The changes in fair value are calculated by increasing or decreasing discount rates (5.07% ~ 7.16%) by 1%p, which are principal unobservable input parameters.

(In millions of Korean won)	December 31, 2022
	Profit or loss				Other comprehensive income or loss
	Favorable changes		Unfavorable changes		Favorable changes		Unfavorable changes
Financial assets
Financial assets at fair value through profit or loss:
Hybrid securities *	~~W~~	10,460	~~W~~	(10,199)	~~W~~	—	~~W~~	—

*	The changes in fair value are calculated by increasing or decreasing discount rates (5.54% ~ 7.05%) by 1%p, which are principal unobservable input parameters.

6. Due from Financial Institutions

6.1 Details of due from financial institutions as of September 30, 2023 and December 31, 2022, are as follows:

(In millions of Korean won)		Financial Institution	Interest rate (%) as of September 30, 2023	September 30, 2023		December 31, 2022
Due from financial institutions in Korean won	Due from banks	Kookmin Bank	0.00 ~ 1.20	~~W~~	379,697	~~W~~	231,056
		KB Savings Bank Co., Ltd.	2.50 ~ 2.90		140,000		120,000
		Standard Charterd Bank	3.15		199,306		—

				~~W~~	719,003	~~W~~	351,056

KB Financial Group Inc.

Notes to the Separate Interim Financial Statements

September 30, 2023 and 2022 (Unaudited), and December 31, 2022

6.2 Details of restricted due from financial institution as of September 30, 2023 and December 31, 2022, are as follows:

(In millions of Korean won)	Financial Institution	September 30, 2023		December 31, 2022		Reasons of restriction
Due from financial institutions in Korean won	Kookmin Bank	~~W~~	3	~~W~~	3	Pledged as collateral for the overdraft account

7. Financial Assets at Fair Value through Profit or Loss

Details of financial assets at fair value through profit or loss as of September 30, 2023 and December 31, 2022, are as follows:

(In millions of Korean won)	September 30, 2023		December 31, 2022
Financial assets at fair value through profit or loss:
Hybrid securities	~~W~~	984,597	~~W~~	874,171
Beneficiary certificates		515,431		304,618
Loans		45,526		343,525

	~~W~~	1,545,554	~~W~~	1,522,314

8. Loans Measured at Amortized Cost

Details of loans measured at amortized cost as of September 30, 2023 and December 31, 2022, are as follows:

(In millions of Korean won)	September 30, 2023		December 31, 2022
Loans measured at amortized cost	~~W~~	610,000	~~W~~	523,500
Less: Allowances for loan losses		(1,397)		(1,174)

	~~W~~	608,603	~~W~~	522,326

KB Financial Group Inc.

Notes to the Separate Interim Financial Statements

September 30, 2023 and 2022 (Unaudited), and December 31, 2022

9. Investments in Subsidiaries

9.1 Details of subsidiaries as of September 30, 2023, are as follows:

Name of subsidiaries	Industry	Location
Kookmin Bank	Banking and foreign exchange transaction	Korea
KB Securities Co., Ltd.	Financial investment	Korea
KB Insurance Co., Ltd.	Non-life insurance	Korea
KB Kookmin Card Co., Ltd.	Credit card and installment financial business	Korea
KB Life Insurance Co., Ltd.	Life insurance	Korea
KB Asset Management Co., Ltd.	Investment advisory and investment trust	Korea
KB Capital Co., Ltd.	Financial leasing	Korea
KB Real Estate Trust Co., Ltd.	Real estate trust management	Korea
KB Savings Bank Co., Ltd.	Savings banking	Korea
KB Investment Co., Ltd.	Capital investment	Korea
KB Data System Co., Ltd.	System software, development and supply	Korea

9.2 Details of investments in subsidiaries as of September 30, 2023 and December 31, 2022, are as follows:

(In millions of Korean won, except for shares)	As of September 30, 2023		Carrying amount
Name of subsidiaries	Number of issued shares	Ownership (%)	September 30, 2023		December 31, 2022
Kookmin Bank	404,379,116	100.00	~~W~~	14,821,721	~~W~~	14,821,721
KB Securities Co., Ltd.	298,620,424	100.00		3,342,391		3,342,391
KB Insurance Co., Ltd.	66,500,000	100.00		2,375,430		2,375,430
KB Kookmin Card Co., Ltd.	92,000,000	100.00		1,953,175		1,953,175
KB Life Insurance Co., Ltd. (former Prudential Life Insurance Company of Korea Ltd.) *	16,201,518	100.00		2,795,367		2,310,054
KB Asset Management Co., Ltd.	7,667,550	100.00		96,312		96,312
KB Capital Co., Ltd.	32,175,147	100.00		873,811		873,811
KB Life Insurance Co., Ltd. [1]	—	—		—		485,314
KB Real Estate Trust Co., Ltd.	16,000,000	100.00		121,553		121,553
KB Savings Bank Co., Ltd.	8,001,912	100.00		176,813		176,813
KB Investment Co., Ltd.	22,525,328	100.00		154,910		154,910
KB Data System Co., Ltd.	800,000	100.00		6,334		6,334
KB Credit Information Co., Ltd. [2]	—	—		—		23,620

			~~W~~	26,717,817	~~W~~	26,741,438

[1]

KB Life Insurance Co., Ltd. (former Prudential Life Insurance Company of Korea Ltd.) merged with another existing KB Life Insurance Co., Ltd. on January 2, 2023, and issued 1,201,518 shares as the consideration.

[2]

On June 30, 2023, the Company sold its 100% shares of KB Credit Information Co., Ltd. to KB Kookmin Card Co., Ltd. As of the date of disposal, the carrying amount of investments in KB Credit Information Co., Ltd. recorded by the Company was ~~W~~23,620 million. The difference between the carrying amount and the consideration transferred (amounted ~~W~~27,635 million), excluding disposal related costs, was recognized as gains on the disposal of investments in subsidiaries (amounted ~~W~~3,917 million)

KB Financial Group Inc.

Notes to the Separate Interim Financial Statements

September 30, 2023 and 2022 (Unaudited), and December 31, 2022

10. Deferred Income Tax Assets and Liabilities

Details of deferred income tax assets and liabilities as of September 30, 2023 and December 31, 2022, are as follows:

(In millions of Korean won)	September 30, 2023
	Assets		Liabilities		Net amount
Share-based payments	~~W~~	4,847	~~W~~	—	~~W~~	4,847
Membership rights		227		—		227
Defined benefit obligation		1,956		—		1,956
Plan assets		—		(2,265)		(2,265)
Short-term employee benefits		960		—		960
Losses on valuation of financial assets at fair value through profit or loss		7,913		—		7,913
Others		2,870		(3,964)		(1,094)

		18,773		(6,229)		12,544

Offsetting of deferred tax assets and liabilities		(6,229)		6,229		—

	~~W~~	12,544	~~W~~	—	~~W~~	12,544

(In millions of Korean won)	December 31, 2022
	Assets		Liabilities		Net amount
Share-based payments	~~W~~	4,502	~~W~~	—	~~W~~	4,502
Membership rights		210		—		210
Defined benefit obligation		3,226		—		3,226
Plan assets		—		(3,393)		(3,393)
Short-term employee benefits		650		—		650
Losses on valuation of financial assets at fair value through profit or loss		14,795		—		14,795
Others		3,233		(3,319)		(86)

		26,616		(6,712)		19,904

Offsetting of deferred tax assets and liabilities		(6,712)		6,712		—

	~~W~~	19,904	~~W~~	—	~~W~~	19,904

KB Financial Group Inc.

Notes to the Separate Interim Financial Statements

September 30, 2023 and 2022 (Unaudited), and December 31, 2022

11. Borrowings

11.1 Details of borrowings as of September 30, 2023 and December 31, 2022, are as follows:

(In millions of Korean won)	September 30, 2023		December 31, 2022
Borrowings	~~W~~	100,000	~~W~~	—

11.2 Details of borrowings as of September 30, 2023 and December 31, 2022, are as follows:

(In millions of Korean won)		Lenders	Borrowing date	Maturity date	Interest rate (%) as of September 30, 2023	September 30, 2023		December 31, 2022
Borrowings in Korean won	Other borrowings	HI INVESTMENT & SECURITIES co., Ltd.	Jul. 21, 2023	Jul. 19, 2024	4.15	~~W~~	100,000	~~W~~	—

11.3 Maturities of borrowings as of September 30, 2023 and December 31 2022, are as follows:

(In millions of Korean won)	September 30, 2023
	Up to 3 months		3~6 months		6~12 months		1~3 years		Over 3 years		Total
Borrowings in Korean won	~~W~~	—	~~W~~	—	~~W~~	100,000	~~W~~	—	~~W~~	—	~~W~~	100,000

KB Financial Group Inc.

Notes to the Separate Interim Financial Statements

September 30, 2023 and 2022 (Unaudited), and December 31, 2022

12. Debentures

12.1 Details of debentures as of September 30, 2023 and December 31, 2022, are as follows:

(In millions of Korean won)
	Issuance date	Maturity date	Interest rate (%) as of September 30, 2023	September 30, 2023		December 31, 2022
Unguaranteed debentures No.15-3	May 12, 2016	May 12, 2026	2.01	~~W~~	200,000	~~W~~	200,000
Unguaranteed debentures No.16-3	May 27, 2016	May 27, 2023	—		—		150,000
Unguaranteed debentures No.18-3	Jul. 25, 2016	Jul. 25, 2026	1.69		80,000		80,000
Unguaranteed debentures No.19-3	Aug. 25, 2016	Aug. 25, 2026	1.69		120,000		120,000
Unguaranteed debentures No.25-4	May 24, 2017	May 24, 2027	2.62		80,000		80,000
Unguaranteed debentures No.26-2	Jun. 27, 2017	Jun. 27, 2024	2.34		200,000		200,000
Unguaranteed debentures No.27	Jul. 19, 2017	Jul. 19, 2024	2.41		100,000		100,000
Unguaranteed debentures No.28-2	Aug. 30, 2017	Aug. 30, 2024	2.43		30,000		30,000
Unguaranteed debentures No.28-3	Aug. 30, 2017	Aug. 30, 2027	2.60		60,000		60,000
Unguaranteed debentures No.29-2	Sep. 19, 2017	Sep. 19, 2024	2.44		110,000		110,000
Unguaranteed debentures No.31-2	Feb. 28, 2018	Feb. 28, 2023	—		—		50,000
Unguaranteed debentures No.31-3	Feb. 28, 2018	Feb. 28, 2028	3.02		60,000		60,000
Unguaranteed debentures No.32-2	Apr. 6, 2018	Apr. 6, 2023	—		—		80,000
Unguaranteed debentures No.32-3	Apr. 6, 2018	Apr. 6, 2028	2.86		20,000		20,000
Unguaranteed debentures No.33-1	Jun. 12, 2018	Jun. 12, 2023	—		—		100,000
Unguaranteed debentures No.33-2	Jun. 12, 2018	Jun. 12, 2028	2.92		30,000		30,000
Unguaranteed debentures No.34-2	Jul. 25, 2018	Jul. 25, 2023	—		—		70,000
Unguaranteed debentures No.34-3	Jul. 25, 2018	Jul. 25, 2025	2.71		20,000		20,000
Unguaranteed debentures No.34-4	Jul. 25, 2018	Jul. 25, 2028	2.76		20,000		20,000
Unguaranteed debentures No.35	Oct. 5, 2018	Oct. 5, 2023	2.52		120,000		120,000
Unguaranteed debentures No.36-2	Feb. 22, 2019	Feb. 22, 2024	2.11		230,000		230,000
Unguaranteed debentures No.36-3	Feb. 22, 2019	Feb. 22, 2029	2.22		60,000		60,000
Unguaranteed debentures No.37-1	Mar. 15, 2019	Mar. 15, 2024	2.06		140,000		140,000
Unguaranteed debentures No.37-2	Mar. 15, 2019	Mar. 15, 2029	2.16		70,000		70,000
Unguaranteed debentures No.38-1	Jun. 19, 2019	Jun. 19, 2026	1.73		80,000		80,000
Unguaranteed debentures No.38-2	Jun. 19, 2019	Jun. 19, 2029	1.77		120,000		120,000
Unguaranteed debentures No.39-1	Oct. 15, 2019	Oct. 15, 2024	1.60		80,000		80,000
Unguaranteed debentures No.39-2	Oct. 15, 2019	Oct. 15, 2029	1.67		40,000		40,000
Unguaranteed debentures No.40-1	Dec. 4, 2019	Dec. 4, 2024	1.76		70,000		70,000
Unguaranteed debentures No.40-2	Dec. 4, 2019	Dec. 4, 2029	1.87		30,000		30,000
Unguaranteed debentures No.41-1	Jan. 16, 2020	Jan. 16, 2023	—		—		110,000
Unguaranteed debentures No.41-2	Jan. 16, 2020	Jan. 16, 2025	1.74		100,000		100,000
Unguaranteed debentures No.41-3	Jan. 16, 2020	Jan. 16, 2030	1.88		40,000		40,000
Subordinated debentures No.1-1	Feb. 18, 2020	Feb. 18, 2030	2.21		370,000		370,000
Subordinated debentures No.1-2	Feb. 18, 2020	Feb. 18, 2035	2.26		30,000		30,000
Unguaranteed debentures No.42-1	May 13, 2020	May 13, 2025	1.59		130,000		130,000
Unguaranteed debentures No.42-2	May 13, 2020	May 13, 2030	1.78		70,000		70,000
Unguaranteed debentures No.43-1	Jun. 16, 2020	Jun. 16, 2023	—		—		50,000
Unguaranteed debentures No.43-2	Jun. 16, 2020	Jun. 16, 2025	1.44		110,000		110,000
Unguaranteed debentures No.43-3	Jun. 16, 2020	Jun. 16, 2030	1.63		50,000		50,000
Exchangeable bonds No.1 *	Jun. 30, 2020	Jun. 30, 2025	—		240,000		240,000

KB Financial Group Inc.

Notes to the Separate Interim Financial Statements

September 30, 2023 and 2022 (Unaudited), and December 31, 2022

12.1 Details of debentures as of September 30, 2023 and December 31, 2022, are as follows: (cont’d)

(In millions of Korean won)
	Issuance date	Maturity date	Interest rate (%) as of September 30, 2023	September 30, 2023		December 31, 2022
Unguaranteed debentures No.44-2	Aug. 11, 2020	Aug. 11, 2023	—	~~W~~	—	~~W~~	50,000
Unguaranteed debentures No.44-3	Aug. 11, 2020	Aug. 9, 2024	1.18		30,000		30,000
Unguaranteed debentures No.44-4	Aug. 11, 2020	Aug. 11, 2027	1.39		20,000		20,000
Unguaranteed debentures No.45	Nov. 23, 2020	Nov. 23, 2023	1.19		60,000		60,000
Unguaranteed debentures No.46-1	Jan. 14, 2021	Jan. 13, 2023	—		—		160,000
Unguaranteed debentures No.46-2	Jan. 14, 2021	Jan. 14, 2026	1.43		30,000		30,000
Unguaranteed debentures No.46-3	Jan. 14, 2021	Jan. 14, 2028	1.62		10,000		10,000
Unguaranteed debentures No.46-4	Jan. 14, 2021	Jan. 14, 2031	1.84		100,000		100,000
Unguaranteed debentures No.47	Feb. 24, 2021	Feb. 24, 2023	—		—		90,000
Unguaranteed debentures No.48-1	Jun. 16, 2022	Jun. 16, 2024	4.15		85,000		85,000
Unguaranteed debentures No.48-2	Jun. 16, 2022	Jun. 16, 2025	4.27		240,000		240,000
Unguaranteed debentures No.48-3	Jun. 16, 2022	Jun. 16, 2027	4.34		80,000		80,000
Unguaranteed debentures No.48-4	Jun. 16, 2022	Jun. 16, 2032	4.40		95,000		95,000

					4,060,000		4,970,000
		Less: Bond Discounts			(3,420)		(4,616)
		Less: adjustment on exchange right			(5,944)		(8,435)

				~~W~~	4,050,636	~~W~~	4,956,949

*

Fair value of the liability component of exchangeable bonds is calculated by using market interest rate of bonds under the same conditions without the exchange right. The residual amount, after deducting liability component from the issuance amount, represents the value of exchange right and is recorded in equity. Shares to be exchanged are 5 million treasury shares of KB Financial Group Inc. with the exchange price of ~~W~~ 48,000. Exercise period for exchange right is from the 60th day of the issuance date to 10 business days before the maturity date.

12.2 Maturities of debentures as of September 30, 2023 and December 31 2022, are as follows:

(In millions of Korean won)	September 30, 2023
	Up to 3 months		3~6 months		6~12 months		1~3 years		Over 3 years		Total
Debentures in Korean won	~~W~~	180,000	~~W~~	370,000	~~W~~	555,000	~~W~~	1,500,000	~~W~~	1,455,000	~~W~~	4,060,000

(In millions of Korean won)	December 31, 2022
	Up to 3 months		3~6 months		6~12 months		1~3 years		Over 3 years		Total
Debentures in Korean won	~~W~~	410,000	~~W~~	380,000	~~W~~	300,000	~~W~~	1,915,000	~~W~~	1,965,000	~~W~~	4,970,000

KB Financial Group Inc.

Notes to the Separate Interim Financial Statements

September 30, 2023 and 2022 (Unaudited), and December 31, 2022

12.3 Changes in debentures based on par value for the nine-month periods ended September 30, 2023 and 2022, are as follows:

(In millions of Korean won)	2023
	Beginning		Issue		Repayment		Ending
Debentures in Korean won	~~W~~	4,970,000	~~W~~	—	~~W~~	(910,000)	~~W~~	4,060,000

(In millions of Korean won)	2022
	Beginning		Issue		Repayment		Ending
Debentures in Korean won	~~W~~	5,570,000	~~W~~	500,000	~~W~~	(1,020,000)	~~W~~	5,050,000

13. Net Defined Benefit Liabilities (Assets)

13.1 Defined Benefit Plan

The Company operates defined benefit plans which have the following characteristics:

•	The Company has the obligation to pay the agreed benefits to all its current and former employees.

•	The Company assumes actuarial risk (that benefits will cost more than expected) and investment risk.

The net defined benefit liabilities recognized in the statements of financial position are calculated in accordance with actuarial valuation method using assumptions based on market data and historical data such as discount rate, future salary increase rate, and mortality. Actuarial assumptions may differ from actual results, due to changes in the market conditions, economic trends, and mortality trends.

13.2 Details of the net defined benefit liabilities as of September 30, 2023 and December 31, 2022, are as follows:

(In millions of Korean won)	September 30, 2023		December 31, 2022
Present value of defined benefit obligation	~~W~~	18,307	~~W~~	17,973
Fair value of plan assets		(21,359)		(22,261)

Net defined benefit liabilities (assets)	~~W~~	(3,052)	~~W~~	(4,288)

13.3 Details of post-employment benefits recognized in profit or loss for the nine-month periods ended September 30, 2023 and 2022, are as follows:

(In millions of Korean won)	2023		2022
Current service cost	~~W~~	1,359	~~W~~	1,688
Net interest expense (income) on net defined benefit liabilities		(167)		(4)

Post-employment benefits	~~W~~	1,192	~~W~~	1,684

(*)	The gains or losses related to the defined benefit pension plan is fully included in general administrative expenses.

KB Financial Group Inc.

Notes to the Separate Interim Financial Statements

September 30, 2023 and 2022 (Unaudited), and December 31, 2022

14. Equity

14.1 Share Capital

14.1.1 Details of share capital as of September 30, 2023 and December 31, 2022, are as follows:

(In millions of Korean won)	September 30, 2023		December 31, 2022
Type of share	Ordinary share		Ordinary share
Number of authorized shares		1,000,000,000		1,000,000,000
Par value per share (In Korean won)	~~W~~	5,000	~~W~~	5,000
Number of issued shares		403,511,072		408,897,068
Share capital *	~~W~~	2,090,558	~~W~~	2,090,558

*	Due to the retirement of shares deducted through retained earnings, it is different from the total par value of the shares issued.

14.1.2 Changes in shares for the nine-month periods ended September 30, 2023 and 2022, are as follows:

(In number of shares)	2023	2022
Beginning	389,634,335	389,634,335
Increase	—	—
Decrease	(7,285,996)	—

Ending	382,348,339	389,634,335

KB Financial Group Inc.

Notes to the Separate Interim Financial Statements

September 30, 2023 and 2022 (Unaudited), and December 31, 2022

14.2 Hybrid Securities

Details of hybrid securities classified as equity as of September 30, 2023 and December 31, 2022, are as follows:

(In millions of Korean won)

Hybrid securities	Issuance date	Maturity	Interest rate (%) as of September 30, 2023	September 30, 2023		December 31, 2022
The 1-1st	May 2, 2019	Perpetual bond	3.23	~~W~~	349,204	~~W~~	349,204
The 1-2nd	May 2, 2019	Perpetual bond	3.44		49,881		49,881
The 2-1st	May 8, 2020	Perpetual bond	3.30		324,099		324,099
The 2-2nd	May 8, 2020	Perpetual bond	3.43		74,812		74,812
The 3-1st	Jul. 14, 2020	Perpetual bond	3.17		369,099		369,099
The 3-2nd	Jul. 14, 2020	Perpetual bond	3.38		29,922		29,922
The 4-1st	Oct. 20, 2020	Perpetual bond	3.00		433,918		433,918
The 4-2nd	Oct. 20, 2020	Perpetual bond	3.28		64,843		64,843
The 5-1st	Feb. 19, 2021	Perpetual bond	2.67		419,056		419,056
The 5-2nd	Feb. 19, 2021	Perpetual bond	2.87		59,862		59,862
The 5-3rd	Feb. 19, 2021	Perpetual bond	3.28		119,727		119,727
The 6-1st	May 28, 2021	Perpetual bond	3.20		165,563		165,563
The 6-2nd	May 28, 2021	Perpetual bond	3.60		109,708		109,708
The 7-1st	Oct. 8, 2021	Perpetual bond	3.57		208,453		208,453
The 7-2nd	Oct. 8, 2021	Perpetual bond	3.80		59,834		59,834
The 8-1st	Feb. 16, 2022	Perpetual bond	4.00		442,955		442,955
The 8-2nd	Feb. 16, 2022	Perpetual bond	4.30		155,626		155,626
The 9-1st	May 12, 2022	Perpetual bond	4.68		478,814		478,814
The 9-2nd	May 12, 2022	Perpetual bond	4.97		19,906		19,906
The 10-1st	Aug. 26, 2022	Perpetual bond	4.90		407,936		407,936
The 10-2nd	Aug. 26, 2022	Perpetual bond	5.15		70,819		70,819
The 10-3rd	Aug. 26, 2022	Perpetual bond	5.30		19,944		19,944
The 11-1st	Feb 3, 2023	Perpetual bond	4.90		548,666		—
The 11-2nd	Feb 3, 2023	Perpetual bond	5.03		49,871		—

				~~W~~	5,032,518	~~W~~	4,433,981

The above hybrid securities are early redeemable by the Company after 5 or 7or 10 years from the issuance date.

14.3 Capital Surplus

Details of capital surplus as of September 30, 2023 and December 31,2022, are as follows:

(In millions of Korean won)	September 30, 2023		December 31, 2022
Paid-in capital in excess of par value	~~W~~	13,190,275	~~W~~	13,190,275
Other capital surplus		1,460,346		1,465,893
Gains on sales of treasury shares		86,646		86,646
Consideration for exchange right of exchangeable bonds		11,933		11,933

	~~W~~	14,749,200	~~W~~	14,754,747

KB Financial Group Inc.

Notes to the Separate Interim Financial Statements

September 30, 2023 and 2022 (Unaudited), and December 31, 2022

14.4 Accumulated Other Comprehensive Income (Loss)

Details of accumulated other comprehensive income (loss) as of September 30, 2023 and December 31, 2022, are as follows:

(In millions of Korean won)	September 30, 2023		December 31, 2022
Remeasurements of net defined benefit liabilities	~~W~~	(5,885)	~~W~~	(5,847)

14.5 Retained Earnings

14.5.1 Details of retained earnings as of September 30, 2023 and December 31, 2022, are as follows:

(In millions of Korean won)	September 30, 2023		December 31, 2022
Legal reserves	~~W~~	1,007,685	~~W~~	839,235
Voluntary reserves		982,000		982,000
Regulatory reserve for credit losses		9,340		4,490
Unappropriated retained earnings		2,586,340		1,968,840

	~~W~~	4,585,365	~~W~~	3,794,565

With respect to the allocation of net profit earned in a fiscal term, the Company must set aside in its legal reserve an amount equal to at least 10% of its profit after tax as reported in the financial statements, each time it pays dividends on its net profits earned until its legal reserve reaches the aggregate amount of its paid-in capital in accordance with Article 53 of the Financial Holding Company Act. The reserve is not available for the payment of cash dividends, but may be transferred to share capital, or used to reduce accumulated deficit.

14.5.2 Regulatory reserve for credit losses

Measurement and disclosure of regulatory reserve for credit losses are required in accordance with Articles 26 through 28 of the Regulations on Supervision of Financial Holding Companies.

14.5.2.1 Details of regulatory reserve for credit losses as of September 30, 2023 and December 31, 2022, are as follows:

(In millions of Korean won)	September 30, 2023		December 31, 2022
Amounts before appropriation	~~W~~	9,340	~~W~~	4,490
Amounts estimated to be appropriated (reversed)		(4,337)		4,850

	~~W~~	5,003	~~W~~	9,340

KB Financial Group Inc.

Notes to the Separate Interim Financial Statements

September 30, 2023 and 2022 (Unaudited), and December 31, 2022

14.5.2.2 Regulatory reserve for credit losses estimated to be appropriated (reversed) and adjusted profit after provision (reversal) of regulatory reserve for credit losses for the three-month and nine-month periods ended September 30, 2023 and 2022, are as follows:

(In millions of Korean won, except for per share amounts)	2023				2022
	Three months		Nine months		Three months		Nine months
Regulatory reserve for credit losses estimated to be appropriated (reversed)	~~W~~	177	~~W~~	(4,337)	~~W~~	1,260	~~W~~	2,458
Adjusted profit (loss) after provision (reversal) of regulatory reserve for credit losses[1,2]		(78,083)		1,994,135		122,162		1,639,463
Adjusted basic earnings (loss) per share after provision (reversal) of regulatory reserve for credit losses[1]		(204)		5,176		314		4,208
Adjusted diluted earnings (loss) per share after provision (reversal) of regulatory reserve for credit losses[1]		(197)		5,061		308		4,114

[1]

Adjusted profit (loss) after provision (reversal) of regulatory reserve for credit losses is not based on Korean IFRS. It is calculated by reflecting provision (reversal) of regulatory reserve for credit losses before tax to the net profit for the period.

[2]	After deducting dividends on hybrid securities

14.6 Treasury Shares

Changes in treasury shares for the nine-month periods ended September 30, 2023 and 2022, are as follows:

(In millions of Korean won and in number of shares)

	2023
	Beginning		Acquisition		Retirement		Ending
Number of treasury shares *		19,262,733		7,285,996		(5,385,996)		21,162,733

Carrying amount	~~W~~	836,188	~~W~~	373,695	~~W~~	(242,096)	~~W~~	967,787

(In millions of Korean won and in number of shares)

	2022
	Beginning		Acquisition		Retirement		Ending
Number of treasury shares *		26,173,585		—		(6,910,852)		19,262,733

Carrying amount	~~W~~	1,136,188	~~W~~	—	~~W~~	(300,000)	~~W~~	836,188

*	5 million treasury shares are deposited at the Korea Securities Depository for the exchange of exchangeable bonds.

In accordance with the resolution of the Board of Directors on July 25, 2023, the Company plans to acquire and retire 6,295,907 shares (~~W~~ 300,000 million) of treasury stocks on the market by July 31, 2024. However, the above number of stocks were computed based on the closing price (~~W~~ 47,650) as of July 24, 2023, the day before the Board of Directors meeting (July 25, 2023); as such, the final number of treasury stocks to be retired may change according to stock price.

KB Financial Group Inc.

Notes to the Separate Interim Financial Statements

September 30, 2023 and 2022 (Unaudited), and December 31, 2022

15. Dividends

The annual dividends to the shareholders of the Company for the year ended December 31, 2022, amounting to ~~W~~ 564,970 million (~~W~~ 1,450 per share) were declared at the annual general shareholders’ meeting on March 24, 2023 and paid in April 10, 2023. According to the resolution of the Board of Directors on April 27, 2023, the quarterly dividends per share of ~~W~~ 510 (total dividends: ~~W~~ 195,966 million) with dividend record date of March 31, 2023 were paid on May 11, 2023, and the resolution of the Board of Directors on July 25, 2023, the quarterly dividend per share of ~~W~~ 510 (total dividend: ~~W~~ 195,966 million) with dividend record date of June 30, 2023 were paid on August 8, 2023. Meanwhile, the annual dividends and quarterly dividends paid in 2022 were ~~W~~ 853,299 million (~~W~~ 2,190 per share) and ~~W~~ 584,452 million (~~W~~ 500 per share), respectively.

16. Net Interest Expense

Details of interest income, interest expense, and net interest expense for the three-month and nine-month periods ended September 30, 2023 and 2022, are as follows:

(In millions of Korean won)	2023				2022
	Three months		Nine months		Three months		Nine months
Interest income
Due from financial institutions	~~W~~	4,255	~~W~~	13,937	~~W~~	2,319	~~W~~	5,479
Loans measured at amortized cost		4,139		10,529		672		1,992
Loans measured at fair value through profit or loss		696		2,494		1,828		4,637
Others		143		422		102		298

		9,233		27,382		4,921		12,406

Interest expense
Borrowings		807		807		—		—
Debentures		23,645		75,215		29,354		83,938
Others		6		19		5		13

		24,458		76,041		29,359		83,951

Net interest expense	~~W~~	(15,225)	~~W~~	(48,659)	~~W~~	(24,438)	~~W~~	(71,545)

17. Net Fee and Commission Expense

Details of fee and commission income, fee and commission expense, and net fee and commission expense for the three-month and nine-month periods ended September 30, 2023 and 2022, are as follows:

(In millions of Korean won)	2023				2022
	Three months		Nine months		Three months		Nine months
Fee and commission income
Fees earned in Korean won	~~W~~	407	~~W~~	1,188	~~W~~	417	~~W~~	1,576

Fee and commission expense
Fees paid in Korean won		2,419		7,376		1,172		6,326
Fees paid in foreign currency		127		287		208		348

		2,546		7,663		1,380		6,674

Net fee and commission expense	~~W~~	(2,139)	~~W~~	(6,475)	~~W~~	(963)	~~W~~	(5,098)

KB Financial Group Inc.

Notes to the Separate Interim Financial Statements

September 30, 2023 and 2022 (Unaudited), and December 31, 2022

18. Net Gains or Losses on Financial Instruments at Fair value through Profit or Loss

Net gains or losses on financial instruments at fair value through profit or loss include dividend income, gains or losses arising from changes in fair value, and gains or losses arising from sales and redemptions. Details of net gains or losses on financial assets at fair value through profit or loss for the three-month and nine-month periods ended September, 30, 2023 and 2022, are as follows:

(In millions of Korean won)	2023				2022
	Three months		Nine months		Three months		Nine months
Gains on financial instruments at fair value through profit or loss
Dividend income from financial assets at fair value through profit or loss	~~W~~	13,608	~~W~~	38,786	~~W~~	9,108	~~W~~	24,002
Gains on valuation of financial assets at fair value through profit or loss		858		27,952		2,221		4,587
Gains on disposal of financial assets at fair value through profit or loss		—		678		754		754

		14,466		67,416		12,083		29,343

Losses on financial instruments at fair value through profit or loss
Losses on valuation of financial assets at fair value through profit or loss		4,648		5,928		12,313		46,433

		4,648		5,928		12,313		46,433

Net gains (losses) on financial instruments at fair value through profit or loss	~~W~~	9,818	~~W~~	61,488	~~W~~	(230)	~~W~~	(17,090)

19. Net Other Operating Income and Expenses

Details of other operating income and expenses for the three-month and nine-month periods ended September 30, 2023 and 2022, are as follows:

(In millions of Korean won)	2023				2022
	Three months		Nine months		Three months		Nine months
Other operating income
Dividend income from subsidiaries	~~W~~	—	~~W~~	2,192,380	~~W~~	200,000	~~W~~	1,871,223
Others		—		—		—		1

		—		2,192,380		200,000		1,871,224

Net other operating income	~~W~~	—	~~W~~	2,192,380	~~W~~	200,000	~~W~~	1,871,224

KB Financial Group Inc.

Notes to the Separate Interim Financial Statements

September 30, 2023 and 2022 (Unaudited), and December 31, 2022

20. General and Administrative Expenses

20.1 Details of general and administrative expenses for the three-month and nine-month periods ended September 30, 2023 and 2022, are as follows:

(In millions of Korean won)	2023				2022
	Three months		Nine months		Three months		Nine months
Expenses related to employee
Employee benefits—salaries	~~W~~	9,721	~~W~~	29,194	~~W~~	10,056	~~W~~	29,897
Employee benefits—others		1,109		3,368		1,225		3,379
Post-employment benefits—defined benefit plans		395		1,192		535		1,684
Post-employment benefits—defined contribution plans		—		1		—		(2)
Share-based payments		4,134		7,020		593		2,282

		15,359		40,775		12,409		37,240

Depreciation and amortization		1,354		4,071		1,648		4,486

Other general and administrative expenses
Travel		198		947		316		512
Communications		228		799		218		772
Tax and dues		70		407		49		363
Publication		76		262		70		245
Rental expense		543		1,598		473		1,336
Vehicle		43		111		54		120
Service fees		2,469		11,492		3,362		10,433
Advertising		112		627		154		607
Training		276		1,000		368		701
Others		2,327		6,847		2,307		6,259

		6,342		24,090		7,371		21,348

	~~W~~	23,055	~~W~~	68,936	~~W~~	21,428	~~W~~	63,074

KB Financial Group Inc.

Notes to the Separate Interim Financial Statements

September 30, 2023 and 2022 (Unaudited), and December 31, 2022

20.2 Share-based Payments

Share-based payments plan for executives and employees of the Company and its subsidiaries as of September 30, 2023, are as follows:

20.2.1 Stock grants linked to long-term performance

(In number of shares)	Grant date	Number of granted shares[1]	Vesting conditions[2]
KB Financial Group Inc.
Series 28	Nov. 21, 2020	68,135	Services fulfillment, market performance[3] 35%, and non-market performance[5] 65%
Series 30	Apr. 1, 2021	3,070	Services fulfillment, market performance[3] 30%, and non-market performance[4] 70%
Series 33	Jan. 1, 2022	57,464	Services fulfillment, market performance[3] 0~30%, and non-market performance[4] 70~100%
Series 34	Feb. 1, 2022	654	Services fulfillment, market performance[3] 30%, and non-market performance[4] 70%
Series 35	May 27, 2022	6,364	Services fulfillment, market performance[3] 30%, and non-market performance[4] 70%
Series 36	Jan 1, 2023	83,561	Services fulfillment, market performance[3] 0~30%, and non-market performance[4] 70~100%
Deferred grant in 2015		3,183	Satisfied
Deferred grant in 2016		943	Satisfied
Deferred grant in 2018		884	Satisfied
Deferred grant in 2020		18,871	Satisfied
Deferred grant in 2021		18,105	Satisfied
Deferred grant in 2022		38,277	Satisfied

		299,511

Kookmin Bank
Series 83	Apr. 1, 2021	14,972	Services fulfillment, market performance[3] 0~30%, and non-market performance[4] 70~100%
Series 85	Jan. 1, 2022	259,724	Services fulfillment, market performance[3] 0~30%, and non-market performance[4] 70~100%
			Services fulfillment, market performance[3] 30%, and EPS & Asset Quality[6] 70%
Series 86	Feb. 1, 2022	1,525	Services fulfillment, market performance[3] 0~30%, and non-market performance[4] 70~100%
Series 88	Mar. 14, 2022	5,884	Services fulfillment, market performance[3] 0~30%, and non-market performance[4] 70~100%
Series 90	Jul. 18, 2022	4,131	Services fulfillment, market performance[3] 0~30%, and non-market performance[4] 70~100%
Series 91	Aug. 24, 2022	7,277	Services fulfillment, market performance[3] 0~30%, and non-market performance[4] 70~100%
Series 92	Jan. 1, 2023	216,811	Services fulfillment, market performance[3] 0~30%, and non-market performance[4] 70~100%
Series 93	Apr. 1, 2023	13,422	Services fulfillment, market performance[3] 0~30%, and non-market performance[4] 70~100%
Deferred grant in 2016		799	Satisfied
Deferred grant in 2017		893	Satisfied
Deferred grant in 2018		1,145	Satisfied
Deferred grant in 2020		26,763	Satisfied
Deferred grant in 2021		104,643	Satisfied
Deferred grant in 2022		87,342	Satisfied
Deferred grant in 2023		1,289	Satisfied

		746,620

KB Financial Group Inc.

Notes to the Separate Interim Financial Statements

September 30, 2023 and 2022 (Unaudited), and December 31, 2022

20.2.1 Stock grants linked to long-term performance (cont’d)

(In number of shares)	Grant date	Number of granted shares[1]	Vesting conditions[2]
Other subsidiaries
Stock granted in 2010		106
Stock granted in 2011		146
Stock granted in 2012		420
Stock granted in 2013		544
Stock granted in 2014		1,028
Stock granted in 2015		2,014
Stock granted in 2016		936
Stock granted in 2017		9,162	Services fulfillment, market performance[3] 0~50%, and
Stock granted in 2018		19,861	non-market performance[4] 50~100%
Stock granted in 2019		23,789
Stock granted in 2020		94,348
Stock granted in 2021		120,615
Stock granted in 2022		389,825
Stock granted in 2023		381,102

		1,043,896

		2,090,027

[1]

Granted shares represent the total number of shares initially granted to executives and employees who have residual shares as of September 30, 2023 (Deferred grants are residual shares vested as of September 30, 2023).

[2]

Executives and employees were given the right of choice about the timing of the deferred payment (after the date of retirement), payment ratio, and payment period. Accordingly, a certain percentage of the granted shares is deferred for up to five years after the date of retirement after the deferred grant has been confirmed.

[3]

Relative TSR (Total Shareholder Return): [(Fair value at the end of the contract – Fair value at the beginning of the contract) + (Total amount of dividend per share paid during the contract period)] / Fair value at the beginning of the contract

[4]	Performance results of company and employee
[5]	EPS (Earnings Per Share), Asset Quality, HCROI (Human Capital Return on Investment), Profit from non-banking segments
[6]	EPS, Asset Quality

The stock grant linked to long-term performance is an incentive plan that sets, on grant date, the maximum number of shares that can be awarded. Actual shares to be granted is determined in accordance with achievement of pre-set performance targets over the vesting period.

KB Financial Group Inc.

Notes to the Separate Interim Financial Statements

September 30, 2023 and 2022 (Unaudited), and December 31, 2022

20.2.2 Stock grants linked to short-term performance

(In number of shares)	Estimated number of vested shares *	Vesting conditions
KB Financial Group Inc.
Stock granted in 2015	2,097	Satisfied
Stock granted in 2016	3,034	Satisfied
Stock granted in 2017	306	Satisfied
Stock granted in 2018	380	Satisfied
Stock granted in 2020	12,336	Satisfied
Stock granted in 2021	23,677	Satisfied
Stock granted in 2022	45,115	Satisfied
Stock granted in 2023	34,204	Proportional to service period
Kookmin Bank
Stock granted in 2015	419	Satisfied
Stock granted in 2016	2,135	Satisfied
Stock granted in 2017	535	Satisfied
Stock granted in 2018	739	Satisfied
Stock granted in 2020	44,890	Satisfied
Stock granted in 2021	86,235	Satisfied
Stock granted in 2022	164,595	Satisfied
Stock granted in 2023	95,539	Proportional to service period
Other subsidiaries
Stock granted in 2015	4,048	Satisfied
Stock granted in 2016	18,144	Satisfied
Stock granted in 2017	35,359	Satisfied
Stock granted in 2018	82,096	Satisfied
Stock granted in 2019	91,957	Satisfied
Stock granted in 2020	262,400	Satisfied
Stock granted in 2021	464,574	Satisfied
Stock granted in 2022	511,024	Satisfied
Stock granted in 2023	221,859	Proportional to service period

	2,207,697

*

Executives and employees were given the right of choice about the timing of the deferred payment (after the date of retirement), payment ratio, and payment period. Accordingly, a certain percentage of the granted shares is deferred for up to five years after the date of retirement after the deferred grant has been confirmed.

Share-based payments arrangement for subsidiaries was transferred to the Company in 2010, and the related compensation cost paid to the executives and employees of subsidiaries is reimbursed by subsidiaries. The accrued expenses for share-based payments as of September 30, 2023 and December 31, 2022, are ~~W~~ 192,524 million and ~~W~~ 186,908 million, respectively, and the receivables to be reimbursed by subsidiaries for the compensation costs as of September 30, 2023 and December 31, 2022, are ~~W~~ 174,163 million and ~~W~~ 169,918 million, respectively. And compensation costs from share-based payments amounting to ~~W~~ 7,020 million and ~~W~~ 2,282 million were recognized for the nine-month periods ended September 30, 2023 and 2022, respectively.

KB Financial Group Inc.

Notes to the Separate Interim Financial Statements

September 30, 2023 and 2022 (Unaudited), and December 31, 2022

21. Income Tax Benefit (Expense)

Details of income tax benefit (expense) for the nine-month periods ended September 30, 2023 and 2022, are as follows:

(In millions of Korean won)	2023		2022
Income tax payable	~~W~~	—	~~W~~	—
Changes in deferred tax assets and liabilities		(7,360)		12,994
Origination and reversal of temporary differences		(7,360)		12,994
Income tax recognized directly in equity		(13)		(134)
Remeasurements of net defined benefit liabilities		(13)		(134)

Income tax benefit (expense)	~~W~~	(7,373)	~~W~~	12,860

KB Financial Group Inc.

Notes to the Separate Interim Financial Statements

September 30, 2023 and 2022 (Unaudited), and December 31, 2022

22. Earnings per Share

22.1 Basic Earnings per Share

Basic earnings per share is calculated from the earnings attributable to ordinary shares.

22.1.1 Weighted average number of ordinary shares outstanding

(In number of shares)	2023		2022
	Three months	Nine months	Three months	Nine months
Number of issued ordinary shares	403,511,072	403,511,072	408,897,068	408,897,068
Number of treasury shares *	(21,162,733)	(21,162,733)	(19,262,733)	(19,262,733)

Weighted average number of ordinary shares outstanding	383,565,730	385,292,960	389,634,335	389,634,335

*	Treasury stock retired during the nine-month periods ended September 30, 2023 and 2022 were deducted from April 3, 2023 and February 14, 2022, respectively.

22.1.2 Basic earnings per share

(In Korean won and in number of shares)	2023
	Three months		Nine months
Profit (loss) for the period	~~W~~	(29,834,967,601)	~~W~~	2,126,643,020,471
Deduction: Dividends on hybrid securities		(48,070,325,000)		(136,844,725,000)

Profit (loss) attributable to the ordinary equity holders (A)		(77,905,292,601)		1,989,798,295,471
Weighted average number of ordinary shares outstanding (B)		383,565,730		385,292,960

Basic earnings (loss) per share (A/B)	~~W~~	(203)	~~W~~	5,164

(In Korean won and in number of shares)	2022
	Three months		Nine months
Profit (loss) for the period	~~W~~	157,936,518,702	~~W~~	1,727,619,367,508
Deduction: Dividends on hybrid securities		(34,514,700,000)		(85,698,100,000)

Profit (loss) attributable to the ordinary equity holders (A)		123,421,818,702		1,641,921,267,508
Weighted average number of ordinary shares outstanding (B)		389,634,335		389,634,335

Basic earnings (loss) per share (A/B)	~~W~~	317	~~W~~	4,214

KB Financial Group Inc.

Notes to the Separate Interim Financial Statements

September 30, 2023 and 2022 (Unaudited), and December 31, 2022

22.2 Diluted Earnings per Share

Diluted earnings per share is calculated through increasing the weighted average number of ordinary shares outstanding by the weighted average number of additional ordinary shares that would have been outstanding assuming the conversion of all dilutive potential ordinary shares. The Company has dilutive potential ordinary shares such as stock grants and ordinary share exchange right of exchangeable bonds.

A calculation is done to determine the number of shares that could have been acquired at fair value (determined as the average market share price for the year) based on the monetary value of stock grants. The number of shares calculated above is compared with the number of shares that would have been issued assuming the settlement of stock grants.

Exchangeable bonds are included in potential ordinary shares from the exercisable date of the exchange right, and interest expense after tax for the period is added to profit for diluted earnings per share.

22.2.1 Adjusted profit for diluted earnings per share

(In Korean won)	2023
	Three months		Nine months
Profit (loss) attributable to the ordinary equity holders *	~~W~~	(77,905,292,601)	~~W~~	1,989,798,295,471
Adjustment:
Interest expense on exchangeable bonds		618,000,813		1,833,850,237

Adjusted profit (loss) for diluted earnings (loss) per share	~~W~~	(77,287,291,788)	~~W~~	1,991,632,145,708

(In Korean won)	2022
	Three months		Nine months
Profit (loss) attributable to the ordinary equity holders *	~~W~~	123,421,818,702	~~W~~	1,641,921,267,508
Adjustment:
Interest expense on exchangeable bonds		600,130,825		1,780,822,991

Adjusted profit (loss) for diluted earnings (loss) per share	~~W~~	124,021,949,527	~~W~~	1,643,702,090,499

*	The amount is after deducting dividends on hybrid securities.

KB Financial Group Inc.

Notes to the Separate Interim Financial Statements

September 30, 2023 and 2022 (Unaudited), and December 31, 2022

22.2.2 Weighted average number of ordinary shares outstanding for diluted earnings per share

(In number of shares)	2023		2022
	Three months	Nine months	Three months	Nine months
Weighted average number of ordinary shares outstanding	383,565,730	385,292,960	389,634,335	389,634,335
Adjustment:
Stock grants	3,804,449	4,064,265	4,008,204	4,328,225
Exchangeable bonds	5,000,000	5,000,000	5,000,000	5,000,000

Adjusted weighted average number of ordinary shares outstanding for diluted earnings (loss) per share	392,370,179	394,357,225	398,642,539	398,962,560

22.2.3 Diluted earnings per share

(In Korean won and in number of shares)	2023
	Three months		Nine months
Adjusted profit (loss) for diluted earnings (loss) per share	~~W~~	(77,287,291,788)	~~W~~	1,991,632,145,708
Adjusted weighted average number of ordinary shares outstanding for diluted earnings (loss) per share		392,370,179		394,357,225

Diluted earnings (loss) per share	~~W~~	(197)	~~W~~	5,050

(In Korean won and in number of shares)	2022
	Three months		Nine months
Adjusted profit (loss) for diluted earnings (loss) per share	~~W~~	124,021,949,527	~~W~~	1,643,702,090,499
Adjusted weighted average number of ordinary shares outstanding for diluted earnings (loss) per share		398,642,539		398,962,560

Diluted earnings (loss) per share	~~W~~	311	~~W~~	4,120

KB Financial Group Inc.

Notes to the Separate Interim Financial Statements

September 30, 2023 and 2022 (Unaudited), and December 31, 2022

23. Statement of Cash Flows

23.1 Details of cash and cash equivalents as of September 30, 2023 and December 31, 2022, are as follows:

(In millions of Korean won)	September 30, 2023		December 31, 2022
Due from financial institutions	~~W~~	719,003	~~W~~	351,056
Deduction:
Restricted due from financial institutions		(3)		(3)
Due from financial institutions with original maturities over three months		(140,000)		(120,000)

		(140,003)		(120,003)

	~~W~~	579,000	~~W~~	231,053

23.2 Significant non-cash transactions for the nine-month periods ended September 30, 2023 and 2022, are as follows:

(In millions of Korean won)	2023		2022
Changes in receivables and payables from consolidated tax return	~~W~~	425,576	~~W~~	310,329
Changes in receivables and payables related to stock grants		4,245		(35,163)
Changes in receivables related to quarterly dividends of subsidiaries		—		200,000

23.3 Cash inflows and outflows from income tax, interest, and dividends for the nine-month periods ended September 30, 2023 and 2022, are as follows:

(In millions of Korean won)	Activity	2023		2022
Income tax paid	Operating	~~W~~	4,310	~~W~~	2,285
Interest received	Operating		20,985		9,591
Interest paid	Operating		78,379		81,014
Dividends received	Operating		2,227,367		1,694,465
Dividends paid	Financing		1,093,748		1,328,631

KB Financial Group Inc.

Notes to the Separate Interim Financial Statements

September 30, 2023 and 2022 (Unaudited), and December 31, 2022

24. Contingent Liabilities and Commitments

24.1 Commitments made with financial institutions as of September 30, 2023 and December 31, 2022, are as follows:

(In millions of Korean won)		September 30, 2023				December 31, 2022
		Amount of commitments		Amount borrowed		Amount of commitments		Amount borrowed
General loan	Hana Bank	~~W~~	200,000	~~W~~	—	~~W~~	200,000	~~W~~	—
General loan	Shinhan Bank		200,000		—		—		—
General loan	NongHyup Bank		300,000		—		—		—

24.2 Other Matters (including litigation)

The Company has 1 pending lawsuit as a defendant with aggregate claims amount of ~~W~~ 0.1 million, which arose in the normal course of the management activities, as of September 30, 2023.

KB Financial Group Inc.

Notes to the Separate Interim Financial Statements

September 30, 2023 and 2022 (Unaudited), and December 31, 2022

25. Related Party Transactions

According to Korean IFRS No.1024, the Company includes subsidiaries and key management personnel (including family members) in the scope of related parties. The Company discloses balances (receivables and payables) and other amounts arising from transactions with related parties in the notes to the financial statements. Refer to Note 9 for details of subsidiaries. Key management personnel include the executives of the Company, their close family members, and the companies where the executives and/or their close family members have control or joint control.

25.1 Details of significant profit or loss arising from transactions with related parties for the nine-month periods ended September 30, 2023 and 2022 are as follows:

(In millions of Korean won)
Subsidiaries	Profit or loss	2023		2022
Kookmin Bank	Interest income	~~W~~	10,770	~~W~~	4,062
	Fee and commission income		978		1,061
	Net other operating income[1]		1,346,582		1,031,167
	General and administrative expenses		8,698		8,312
KB Securities Co., Ltd.	Interest expense		—		15
	Fee and commission income		66		166
	Net losses on financial assets at fair value through profit or loss		19,765		(14,920)
	Net other operating income[1]		100,000		400,000
	General and administrative expenses		243		307
KB Insurance Co., Ltd.	Fee and commission income		111		229
	General and administrative expenses		1,217		1,307
	Net other operating income[1]		349,990		—
KB Kookmin Card Co., Ltd.	Fee and commission income		26		53
	Net other operating income[1]		200,008		250,056
	General and administrative expenses		293		15
	Net non-operating income[2]		3,921		4
KB Life Insurance Co., Ltd.	Fee and commission income		36		40
	Net other operating income[1]		100,000		100,000
	General and administrative expenses		761		454
KB Asset Management Co., Ltd.	Net other operating income[1]		60,000		40,000
KB Capital Co., Ltd	Interest income		3,592		—
	Fee and commission income		13		22
	Net gains on financial assets at fair value through profit or loss		29,446		3,885
	Provision for credit losses		10		—
KB Life Insurance Co., Ltd.	Fee and commission income		—		32
	General and administrative expenses		—		203
KB Real Estate Trust. Co., Ltd.	Interest income		398		—
	Net other operating income[1]		35,000		40,000
	Provision for credit losses		60		—

KB Financial Group Inc.

Notes to the Separate Interim Financial Statements

September 30, 2023 and 2022 (Unaudited), and December 31, 2022

(In millions of Korean won)
Subsidiaries	Profit or loss	2023		2022
KB Savings Bank Co., Ltd.	Interest income	~~W~~	3,420	~~W~~	2,777
	Fee and commission income		1		2
	Net gains (losses) on financial assets at fair value through profit or loss		786		(8,941)
KB Investment Co., Ltd.	Interest income		6,295		4,637
	Net other operating income[1]		—		10,000
	Provision (reversal) for credit losses		176		211
KB Data Systems Co., Ltd.	General and administrative expenses		2,176		1,910
	Net other operating income[1]		600		—

Other related parties	Profit or loss	2023		2022
KB Credit Information Co., Ltd [3]	Interest income	~~W~~	227	~~W~~	—
	Net other operating income[1]		200		—
	Reversal for credit losses		16		—

[1]	Net other operating income includes dividend income from subsidiaries.
[2]	Includes ~~W~~ 3,917 million of gains on disposal of investments in KB Credit Information Co., Ltd.
[3]	The Company sold the 100% shares of KB Credit Information Co., Ltd. to Kookmin Card Co., Ltd. on June 30, 2023.

25.2 Details of significant outstanding balances of receivables and payables arising from transactions with related parties as of September 30, 2023 and December 31, 2022, are as follows:

(In millions of Korean won)
Subsidiaries	Assets or liabilities	September 30, 2023		December 31, 2022
Kookmin Bank	Cash and due from financial institutions	~~W~~	379,697	~~W~~	231,056
	Other assets		354,116		828,505
	Other liabilities		7,030		97
	Property and equipment		1,447		357
KB Securities Co., Ltd.	Financial assets at fair value through profit or loss		503,509		401,732
	Other assets		135,858		66,162
	Other liabilities		319		116,503
KB Insurance Co., Ltd.	Other assets		18,786		111,433
	Other liabilities		21,236		47
KB Kookmin Card Co., Ltd.	Other assets		66,720		88,968
	Other liabilities		1,148		755
KB Life Insurance Co., Ltd.	Other assets		8,855		70,534
	Other liabilities		128,149		67
KB Asset Management Co., Ltd.	Other assets		13,868		21,033

KB Financial Group Inc.

Notes to the Separate Interim Financial Statements

September 30, 2023 and 2022 (Unaudited), and December 31, 2022

(In millions of Korean won)
Subsidiaries	Assets or liabilities	September 30, 2023		December 31, 2022
KB Capital Co., Ltd.	Financial assets at fair value through profit or loss	~~W~~	481,088	~~W~~	472,439
	Loans measured at amortized cost (gross amount)		200,000		200,000
	Allowances for credit losses		239		234
	Other assets		35,483		52,941
KB Life Insurance Co., Ltd.	Other assets		—		4,655
	Other liabilities		—		9,188
KB Real Estate Trust Co., Ltd.	Loans measured at amortized cost (gross amount)		50,000		—
	Allowances for credit losses		60		—
	Other assets		13,900		8,860
KB Savings Bank Co., Ltd.	Cash and due from financial institutions		140,000		120,000
	Financial assets at fair value through profit or loss		45,525		43,524
	Other assets		4,811		7,280
	Other liabilities		1,343		67
KB Investment Co., Ltd.	Loans measured at amortized cost (gross amount)		360,000		310,000
	Allowances for credit losses		1,099		924
	Other assets		10,846		5,943
KB Data Systems Co., Ltd.	Intangible assets		331		1,716
	Other assets		2,418		3,456
	Other liabilities		222		208

Other related parties	Assets or liabilities	2023		2022
KB Credit Information Co., Ltd. *	Loans measured at amortized cost (gross amount)	~~W~~	—	~~W~~	13,500
	Allowances for credit losses		—		16
	Other assets		913		1,054
	Other liabilities		61		61

*	The Company sold the 100% shares of KB Credit Information Co., Ltd. to Kookmin Card Co., Ltd. on June 30, 2023.

KB Financial Group Inc.

Notes to the Separate Interim Financial Statements

September 30, 2023 and 2022 (Unaudited), and December 31, 2022

25.3 Right-of-use assets and lease liabilities with related parties as of September 30, 2023 and December 31, 2022, are as follows:

(In millions of Korean won)			September 30, 2023	December 31, 2022
Subsidiary	Kookmin Bank	Right-of-use assets	~~W~~ 1,447	~~W~~ 357

25.4 Unused commitments provided from related parties as of September 30, 2023 and December 31, 2022, are as follows:

(In millions of Korean won)			September 30, 2023	December 31, 2022
Subsidiary	KB Kookmin Card Co., Ltd.	Unused lines of credit for credit card	~~W~~ 2,145	~~W~~ 2,245

25.5 Share transactions with related parties for the nine-month periods ended September 30, 2023 and 2022, are as follows:

(In millions of Korean won)
			2023	2022
Subsidiary	KB Capital Co., Ltd.	Acquisition of hybrid securities	~~W~~ —	~~W~~ 100,000
	KB Securities Co., Ltd.	Acquisition of hybrid securities	100,000	430,000
Other related party	KB Credit Information Co., Ltd.	Disposal of shares	23,620	—

25.6 Details of significant lending transactions with related parties for the nine-month periods ended September 30, 2023 and 2022, are as follows:

(In millions of Korean won)		2023
		Beginning		Loan		Collection		Ending
Subsidiary	KB Investment Co., Ltd.	~~W~~	310,000	~~W~~	50,000	~~W~~	—	~~W~~	360,000
	KB Capital Co., Ltd.		200,000		—		—		200,000
	KB Savings Bank Co., Ltd. [1]		70,000		—		—		70,000
	KB Real Estate Trust Co., Ltd.		—		50,000		—		50,000
Other related party	KB Credit Information Co., Ltd. [2]		13,500		—		(13,500)		—

(In millions of Korean won)		2022
		Beginning		Loan		Collection		Ending
Subsidiary	KB Investment Co., Ltd.	~~W~~	250,000	~~W~~	60,000	~~W~~	—	~~W~~	310,000
	KB Savings Bank Co., Ltd. [1]		70,000		—		—		70,000

[1]	Par value of subordinated bond issued by KB Savings Bank Co., Ltd. The difference between par value and fair value at the acquisition date was accounted for as investments in subsidiaries.
[2]	The Company sold the 100% shares of KB Credit Information Co., Ltd. to Kookmin Card Co., Ltd. on June 30, 2023.

KB Financial Group Inc.

Notes to the Separate Interim Financial Statements

September 30, 2023 and 2022 (Unaudited), and December 31, 2022

25.7 Details of compensation to key management personnel for the nine-month periods ended September 30, 2023 and 2022, are as follows:

(In millions of Korean won)	2023
	Short-term employee benefits		Post-employment benefits		Share-based payments		Total
Registered directors (executive)	~~W~~	870	~~W~~	48	~~W~~	1,587	~~W~~	2,505
Registered directors (non-executive)		486		—		—		486
Non-registered directors		5,340		198		5,433		10,971

	~~W~~	6,696	~~W~~	246	~~W~~	7,020	~~W~~	13,962

(In millions of Korean won)	2022
	Short-term employee benefits		Post-employment benefits		Share-based payments		Total
Registered directors (executive)	~~W~~	875	~~W~~	24	~~W~~	261	~~W~~	1,160
Registered directors (non-executive)		479		—		—		479
Non-registered directors		5,263		106		2,021		7,390

	~~W~~	6,617	~~W~~	130	~~W~~	2,282	~~W~~	9,029

26. Events after the reporting period

According to the resolution of the Board of Directors on October 24, 2023, the quarterly dividends per share of ~~W~~ 510 (total dividends: ~~W~~ 194,998 million) with dividend record date of September 30, 2023 were paid on November 8, 2023. The Company’s financial statements as of September 30, 2023, do not reflect this dividends payable.